UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica

QUARTERLY INFORMATION

(A free translation of the original in Portuguese)

As of September 30, 2024

Rua Castilho, 392 - 3º Andar Brooklin - São Paulo - SP CEP 04568-010 São Paulo - Brasil T: +5511 5102-2510 www.bakertillybr.com.br

(Free translation from the original issued in Portuguese. In the event of discrepancies, the Portuguese language version prevails).

Independent auditors’ review report on the consolidated and individual interim financial information

To the

Management and Shareholders of

Telefônica Brasil S.A.

São Paulo - SP

Introduction

We have reviewed the consolidated and individual interim financial information of Telefônica Brasil S.A. (“Company”), included in the Quarterly Information Form – “ITR” for the quarter ended September 30, 2024, which comprise the balance sheet as of September 30, 2024, and the related statements of income and comprehensive income for the three- and nine-month periods then ended and changes in equity and cash flows for the nine-month period then ended, including material accounting policies and other explanatory information.

The Company Management is responsible for preparing the consolidated and individual interim financial statements in accordance with the accounting standard CPC 21(R1) – Interim financial reporting and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for presenting the aforementioned information in accordance with the standards issued by the Brazilian Securities Commission (CVM) that apply to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on such interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards for reviewing interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of the interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with audit standards and, as a result, we cannot provide assurance that we have discovered all the significant matters that could have been identified by an audit. Accordingly, we do not express an audit opinion.

1

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL COMPANY AND CONSOLIDATED INTERIM BALANCE SHEETS
On September 30, 2024 and December 31, 2023
(In thousands of Reais)

Conclusion on the Company and consolidated interim financial information

Based on our review we are not aware of any facts that lead us to believe the consolidated and individual interim financial information included in the aforesaid “ITR” has not been prepared, in all material respects, in accordance with the accounting standard CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information – ”ITR”, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statement of Value Added

The aforementioned quarterly financial information include the consolidated and individual Statements of Value Added (DVA) for the nine-month period ended September 30, 2024, which are the responsibility of Company’s Management and are presented as supplementary information for IAS 34 purpose. This financial statement was subject to review procedures conducted together with the review of the quarterly financial information, for the purpose to conclude whether it has been reconciled with the interim financial information and accounting records, as applicable, and if its form and content comply with the criteria set out in the accounting standard CPC09 – “Statements of Value Added”. Our review did not detect any facts that lead us to believe that the DVA has not been prepared, in all material respects, in accordance with the criteria established in this accounting standard and consistently in relation to the consolidated and individual interim financial statements taken as a whole.

São Paulo, October 31, 2024.

Baker Tilly 4Partners Auditores Independentes Ltda.

CRC 2SP-031.269/O-1

Nelson Varandas dos Santos

Accountant CRC 1SP-197.110/O-3

Baker Tilly 4Partners, operating under the name Baker Tilly, is a member firm of the Baker Tilly International global network, whose members are separate and independent legal entities.

1

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL COMPANY AND CONSOLIDATED INTERIM BALANCE SHEETS
On September 30, 2024 and December 31, 2023
(In thousands of Reais)

		Company		Consolidated
ASSETS	Note	09.30.2024	12.31.2023	09.30.2024	12.31.2023

Current assets		21,817,863	18,209,928	23,076,772	19,244,962
Cash and cash equivalents	3.	6,317,429	4,031,235	6,798,719	4,358,276
Financial investments	4.	—	1,148	—	1,148
Trade accounts receivable	5.	8,790,788	8,944,992	9,195,715	9,318,077
Inventories	6.	1,173,096	805,855	1,200,976	822,814
Prepaid expenses	7.	1,820,277	1,194,735	2,240,020	1,434,042
Income and social contribution taxes recoverable	8.a.	861,831	723,227	879,021	752,593
Taxes, charges and contributions recoverable	9.	2,147,679	1,893,438	2,213,748	1,937,770
Judicial deposits and garnishments	10.	145,520	71,695	146,331	72,516
Dividends and interest on equity	18.a.	169,183	2,503	51	51
Derivative financial instruments	31.a.	7,861	8,107	7,861	8,336
Other assets	11.	384,199	532,993	394,330	539,339

Non-current assets		100,564,076	101,536,631	100,590,900	101,493,018
Long-term assets		5,674,731	5,371,752	6,066,565	5,773,026
Financial investments	4.	31,931	36,154	32,137	36,169
Trade accounts receivable	5.	295,984	351,036	329,857	351,036
Prepaid expenses	7.	1,965,836	1,472,064	1,967,813	1,472,615
Deferred taxes	8.c.	—	—	164,862	177,245
Taxes, charges and contributions recoverable	9.	615,692	675,132	615,977	675,305
Judicial deposits and garnishments	10.	2,619,122	2,651,191	2,814,369	2,839,413
Derivative financial instruments	31.a.	—	76,952	239	76,952
Other assets	11.	146,166	109,223	141,311	144,291
Investments	12.	1,072,047	1,086,115	526,860	438,870
Property and equipment	13.a.	45,810,848	46,287,357	45,826,158	46,318,147
Intangible assets	14.a.	48,006,450	48,791,407	48,171,317	48,962,975

TOTAL ASSETS		122,381,939	119,746,559	123,667,672	120,737,980

2

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL COMPANY AND CONSOLIDATED INTERIM BALANCE SHEETS
On September 30, 2024 and December 31, 2023
(In thousands of Reais)

		Company		Consolidated
LIABILITIES AND EQUITY	Note	09.30.2024	12.31.2023	09.30.2024	12.31.2023

Current liabilities		23,163,776	19,467,043	24,003,137	20,084,184
Personnel, social charges and benefits	15.	1,213,558	1,133,158	1,294,655	1,204,183
Trade accounts payable	16.	9,442,441	7,935,069	9,742,807	8,169,945
Income and social contribution taxes payable	8.b.	96,359	1,050	99,898	3,515
Taxes, charges and contributions payable	17.	1,549,328	1,561,819	1,603,476	1,605,505
Dividends and interest on equity	18.b.	1,996,508	2,245,432	1,996,508	2,247,884
Provision and contingencies	19.a.	1,402,250	896,936	1,408,700	900,971
Financing, debentures and leases	20.a.	6,035,431	4,446,577	6,061,825	4,475,660
Deferred income	21.	756,076	738,343	1,113,084	960,078
Derivative financial instruments	31.a.	7,775	6,948	8,399	6,948
Other liabilities	22.	664,050	501,711	673,785	509,495

Non-current liabilities		30,189,610	30,712,721	30,563,515	31,026,476
Personnel, social charges and benefits	15.	53,761	59,675	74,887	81,151
Income and social contribution taxes payable	8.b.	215,591	197,155	215,591	197,155
Taxes, charges and contributions payable	17.	4,964,424	3,835,231	5,028,146	3,895,732
Deferred taxes	8.c.	3,697,371	3,418,740	3,698,215	3,418,740
Provision and contingencies	19.a.	6,097,595	6,953,316	6,224,108	7,081,666
Financing, debentures and leases	20.a.	13,040,449	14,169,127	13,190,192	14,261,567
Deferred income	21.	129,587	124,282	131,882	126,525
Derivative financial instruments	31.a.	17,039	87,755	17,039	87,755
Other liabilities	22.	1,973,793	1,867,440	1,983,455	1,876,185

TOTAL LIABILITIES		53,353,386	50,179,764	54,566,652	51,110,660

Equity		69,028,553	69,566,795	69,028,553	69,566,795
Capital	23.a.	62,071,416	63,571,416	62,071,416	63,571,416
Capital reserves	23.c.	63,095	63,095	63,095	63,095
Income reserves	23.d.	4,992,920	5,885,575	4,992,920	5,885,575
Additional proposed dividends	23.e.	—	—	—	—
Retained earnings		1,836,927	—	1,836,927	—
Equity valuation adjustment	23.f.	64,195	46,709	64,195	46,709

Non-controlling shareholders	23.g.	—	—	72,467	60,525

TOTAL EQUITY		69,028,553	69,566,795	69,101,020	69,627,320

TOTAL LIABILITIES AND EQUITY		122,381,939	119,746,559	123,667,672	120,737,980

3

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL COMPANY AND CONSOLIDATED STATEMENTS OF INCOME
Three-month and Nine-month periods ended September 30, 2024 and 2023
(In thousands of Reais, unless otherwise stated)

		Company				Consolidated
		Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	Note	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023

Net operating revenue	24.	13,568,717	12,672,300	39,828,036	37,203,730	14,039,057	13,111,806	41,263,628	38,565,425

Cost of sales and services	25.	(7,447,684)	(7,101,625)	(21,833,582)	(20,612,680)	(7,795,275)	(7,452,348)	(22,921,786)	(21,710,826)

Gross profit		6,121,033	5,570,675	17,994,454	16,591,050	6,243,782	5,659,458	18,341,842	16,854,599

Operating income (expenses)		(3,843,752)	(3,460,472)	(11,788,139)	(10,927,301)	(3,952,698)	(3,541,446)	(12,099,062)	(11,188,248)
Selling expenses	25.	(3,179,757)	(3,017,559)	(9,435,114)	(9,134,304)	(3,233,686)	(3,039,929)	(9,594,759)	(9,271,706)
General and administrative expenses	25.	(764,200)	(748,185)	(2,242,334)	(2,133,745)	(792,110)	(772,001)	(2,319,274)	(2,193,405)
Other operating income (expense), net	26.	81,397	282,929	(164,215)	322,627	70,904	273,507	(187,402)	291,541
Share of results in investees – equity method	12.	18,808	22,343	53,524	18,121	2,194	(3,023)	2,373	(14,678)

Operating income		2,277,281	2,110,203	6,206,315	5,663,749	2,291,084	2,118,012	6,242,780	5,666,351

Financial income (expense), net	27.	(532,744)	(580,530)	(1,586,876)	(1,739,181)	(528,983)	(569,896)	(1,567,270)	(1,713,111)

Income before taxes		1,744,537	1,529,673	4,619,439	3,924,568	1,762,101	1,548,116	4,675,510	3,953,240

Income and social contribution taxes	8.d.	(77,093)	(58,130)	(834,534)	(495,825)	(94,032)	(71,508)	(879,823)	(521,059)

Net income for the period		1,667,444	1,471,543	3,784,905	3,428,743	1,668,069	1,476,608	3,795,687	3,432,181

Attributable to:
Controlling shareholders	23.h.	1,667,444	1,471,543	3,784,905	3,428,743	1,667,444	1,471,543	3,784,905	3,428,743
Non-controlling shareholders	23.h.	—	—	—	—	625	5,065	10,782	3,438

Basic and diluted earnings per common share (in R$)	23.i.	1.02	0.89	2.30	2.07

4

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine-month period ended September 30, 2024
(In thousands of Reais)

		Capital reserves			Income reserves
	Capital	Special goodwill reserve	Treasury shares	Other capital reserves	Legal reserve	Treasury shares	Tax incentive reserve	Reserve for remuneration to shareholders and investments	Retained earnings	Proposed additional dividends	Equity valuation adjustment	Parent Company equity	Non-controlling shareholders	Consolidated equity

Balance on December 31, 2022	63,571,416	63,074	(607,443)	693,778	3,589,552	—	214,449	—	—	826,731	52,183	68,403,740	52,107	68,455,847
Payment of additional 2022 dividend	—	—	—	—	—	—	—		—	(826,731)	—	(826,731)	—	(826,731)
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—		84,597	—	—	84,597	—	84,597
Appropriation to tax incentive reserve	—	—	—	—	—	—	62,547	—	(62,547)	—	—	—	—	—
Cancellation of common shares	—	—	607,443	(607,443)	—	—	—	—	—	—	—	—	—	—
Repurchase of common shares for treasury	—	—	(86,337)	—	—	(200,230)	—	—	—	—	—	(286,567)	—	(286,567)
Share of equity interest in transactions in investees	—	—	—	2	—	—	—		—	—	—	2	—	2
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	—	511	511
Other comprehensive income	—	—	—	—	—	—	—	—	58,826	—	(6,679)	52,147	—	52,147
Net income for the period	—	—	—	—	—	—	—	—	3,428,743	—	—	3,428,743	3,438	3,432,181
Interim interest on equity	—	—	—	—	—	—	—	—	(1,586,000)	—	—	(1,586,000)	—	(1,586,000)
Balance on September 30, 2023	63,571,416	63,074	(86,337)	86,337	3,589,552	(200,230)	276,996	—	1,923,619	—	45,504	69,269,931	56,056	69,325,987
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	—	55,169	—	—	55,169	—	55,169
Appropriation to tax incentive reserve	—	—	—	—	—	—	36,585	—	(36,585)	—	—	—	—	—
Cancellation of common shares	—	—	86,143	(86,143)	—	—	—	—	—	—	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(202,191)	—	—	—	—	—	(202,191)	—	(202,191)
Share of equity interest in transactions in investees	—	—	—	21	—	—	—	—	—	—	—	21	—	21
Other comprehensive income	—	—	—	—	—	—	—	—	(157,986)	—	1,205	(156,781)	203	(156,578)
Net income for the period	—	—	—	—	—	—	—	—	1,600,646	—	—	1,600,646	7,150	1,607,796
Allocation of income:
Legal reserve	—	—	—	—	251,470	—	—	—	(251,470)	—	—	—	—	—
Interim interest on equity	—	—	—	—	—	—	—	—	(1,000,000)	—	—	(1,000,000)	(2,884)	(1,002,884)
Cancellation of common shares	—	—	—	—	—	402,421	—	—	(402,421)	—	—	—	—	—
Reserve for remuneration to shareholders and investments	—	—	—	—	—	—	—	1,730,972	(1,730,972)	—	—	—	—	—
Balance on December 31, 2023	63,571,416	63,074	(194)	215	3,841,022	—	313,581	1,730,972	—	—	46,709	69,566,795	60,525	69,627,320
Unclaimed dividends and interest on equity	—	—	—	—	—	—	—	—	56,418	—	—	56,418	—	56,418
Return of share capital - EGM 01/24/24	(1,500,000)	—	—	—	—	—	—	—	—	—	—	(1,500,000)	—	(1,500,000)
Appropriation to tax incentive reserve	—	—	—	—	—	—	99,396	—	(99,396)	—	—	—	—	—
Repurchase of common shares for treasury	—	—	—	—	—	(992,051)	—	—	—	—	—	(992,051)	—	(992,051)
Non-controlling shareholders in Vivo Ventures – adjustment	—	—	—	—	—	—	—	—	—	—	—	—	1,160	1,160
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	17,486	17,486	—	17,486
Net income for the period	—	—	—	—	—	—	—	—	3,784,905	—	—	3,784,905	10,782	3,795,687
Interim interest on equity	—	—	—	—	—	—	—	—	(1,905,000)	—	—	(1,905,000)	—	(1,905,000)
Balance on September 30, 2024	62,071,416	63,074	(194)	215	3,841,022	(992,051)	412,977	1,730,972	1,836,927	—	64,195	69,028,553	72,467	69,101,020

5

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL COMPANY AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Three-month and Nine-month periods ended September 30, 2024 and 2023
(In thousands of Reais)

	Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Net income for the period	1,667,444	1,471,543	3,784,905	3,428,743	1,668,069	1,476,608	3,795,687	3,432,181

Other net comprehensive income that may be reclassified to income in subsequent years	3,502	5,617	17,495	(6,624)	3,502	5,617	17,495	(6,624)
Gains (losses) on derivative financial instruments	—	6,062	898	(1,242)	—	6,062	898	(1,242)
Taxes	—	(2,061)	(305)	422	—	(2,061)	(305)	422

Cumulative Translation Adjustments (CTA) on transactions of investees abroad	3,502	1,616	16,902	(5,804)	3,502	1,616	16,902	(5,804)

Other net comprehensive income that cannot be reclassified to income in subsequent years	(4)	(9)	(9)	(55)	(4)	(9)	(9)	(55)
Unrealized losses on financial assets at fair value through other comprehensive income	(6)	(14)	(13)	(84)	(6)	(14)	(13)	(84)
Taxes	2	5	4	29	2	5	4	29

Other comprehensive income	3,498	5,608	17,486	(6,679)	3,498	5,608	17,486	(6,679)

Comprehensive income for the period – net of taxes	1,670,942	1,477,151	3,802,391	3,422,064	1,671,567	1,482,216	3,813,173	3,425,502

Attributable to:
Controlling shareholders	1,670,942	1,477,151	3,802,391	3,422,064	1,670,942	1,477,151	3,802,391	3,422,064
Non-controlling shareholders	—	—	—	—	625	5,065	10,782	3,438

6

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL COMPANY AND CONSOLIDATED STATEMENTS OF ADDED VALUE
Three-month and Nine-month periods ended September 30, 2024 and 2023
(In thousands of Reais)

	Company		Consolidated
	Nine-month period ended
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Revenues	47,916,433	45,633,511	49,421,988	47,051,750
Sale of goods and services	47,879,028	44,901,431	49,497,567	46,451,841
Other revenues	1,069,848	1,642,910	1,067,115	1,623,955
Allowance for expected accounts receivable losses	(1,032,443)	(910,830)	(1,142,694)	(1,024,046)

Inputs acquired from third parties	(17,311,540)	(17,684,969)	(18,341,155)	(18,557,852)
Cost of goods and products sold and services rendered	(11,877,448)	(12,200,427)	(12,926,723)	(13,123,240)
Materials, electric energy, third-party services and other expenses	(5,598,917)	(5,733,801)	(5,577,786)	(5,683,202)
Loss/recovery of assets	164,825	249,259	163,354	248,590

Gross value added	30,604,893	27,948,542	31,080,833	28,493,898

Withholdings	(10,424,456)	(9,794,336)	(10,441,154)	(9,885,281)
Depreciation and amortization	(10,424,456)	(9,794,336)	(10,441,154)	(9,885,281)

Net value added produced	20,180,437	18,154,206	20,639,679	18,608,617

Value added received in transfer	1,045,275	1,661,949	1,048,641	1,690,831
Share of results in investees – equity method	53,524	18,121	2,373	(14,678)
Financial income	991,751	1,643,828	1,046,268	1,705,509

Total undistributed value added	21,225,712	19,816,155	21,688,320	20,299,448

Distribution of value added	21,225,712	19,816,155	21,688,320	20,299,448

Personnel, social charges and benefits	4,617,839	4,346,395	4,874,187	4,574,768
Direct compensation	3,024,829	2,864,453	3,190,943	3,018,201
Benefits	1,386,314	1,293,025	1,461,303	1,354,688
Government Severance Indemnity Fund for Employees (FGTS)	206,696	188,917	221,941	201,879
Taxes, charges and contributions	9,218,340	7,791,957	9,385,657	8,001,520
Federal	3,810,937	3,541,269	3,947,955	3,687,078
State	5,231,718	4,080,827	5,234,275	4,118,221
Local	175,685	169,861	203,427	196,221
Debt remuneration	3,604,628	4,249,060	3,632,789	4,290,979
Interest	2,537,701	3,323,954	2,568,245	3,356,122
Rental	1,066,927	925,106	1,064,544	934,857
Equity remuneration	3,784,905	3,428,743	3,795,687	3,432,181
Interest on equity distribution	1,905,000	1,586,000	1,905,000	1,586,000
Retained profit	1,879,905	1,842,743	1,879,905	1,842,743
Non-controlling shareholders	—	—	10,782	3,438

7

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
INDIVIDUAL COMPANY AND CONSOLIDATED STATEMENTS OF CASH FLOWS
Nine-month period ended September 30, 2024
(In thousands of Reais)

	Company		Consolidated
	Nine-month period ended
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Cash flows from operating activities

Income before taxes	4,619,439	3,924,568	4,675,510	3,953,240
Adjustment for noncash items:
Depreciation and amortization	10,424,456	9,794,336	10,441,154	9,885,281
Foreign exchange accruals on loans and derivative financial instruments	(37,571)	23,907	(39,454)	23,907
Interest and indexation accruals on assets and liabilities	155,770	451,755	152,771	445,413
Share of results in investees – equity method	(53,524)	(18,121)	(2,373)	14,678
Gains on write-off/sale of assets	(196,295)	(296,907)	(195,342)	(296,922)
Allowance for losses trade accounts receivable	1,032,443	910,830	1,142,694	1,024,046
Change in liability provision	184,355	317,442	197,977	235,427
Allowance for inventory impairment	41,144	49,535	41,914	50,073
Pension plans and other post-retirement benefits	55,755	41,405	57,093	42,479
Provision for lawsuits	470,508	549,317	474,270	553,101
Interest expenses (loans, financing, leases and derivative transactions)	1,562,433	1,588,887	1,573,165	1,604,092
Dispute settlement agreement - Acquisition of Oi's mobile UPI	—	(277,507)	—	(277,507)
Other	5,429	37,784	(684)	25,301

Changes in assets and liabilities
Trade accounts receivable	(819,633)	(1,083,573)	(987,974)	(1,383,018)
Inventories	(408,385)	(138,949)	(414,993)	(148,703)
Taxes recoverable	(326,040)	(234,923)	(357,134)	(264,852)
Prepaid expenses	(907,550)	(449,677)	(1,097,039)	(454,799)
Other assets	36,352	126,585	13,521	27,564
Personnel, social charges and benefits	74,486	176,452	84,206	195,603
Trade accounts payable	1,242,432	503,731	1,281,417	763,482
Taxes, charges and contributions	645,373	2,279,435	673,874	2,279,175
Provisions for legal claims, amounts to be refunded to customers and provision for fines for cancellation of lease contracts	(614,113)	(1,366,908)	(618,230)	(1,403,274)
Other liabilities	151,651	(30,324)	318,342	41,679
	12,719,476	12,954,512	12,739,175	12,982,226

Cash generated from operations	17,338,915	16,879,080	17,414,685	16,935,466

Interest paid on loans, financing, debentures and leases	(1,600,339)	(1,483,567)	(1,610,558)	(1,502,495)
Income and social contribution taxes paid	(468,644)	(460,058)	(497,428)	(481,693)

Net cash generated by operating activities	15,269,932	14,935,455	15,306,699	14,951,278

Cash flows from investing activities
Additions to property and equipment, intangible assets and others	(6,606,224)	(6,112,162)	(6,620,347)	(6,147,702)
Proceeds from sale of property and equipment	244,454	334,859	244,455	334,938
Payment for acquisition of investments and capital subscribed in subsidiary	(82,674)	(68,187)	(62,983)	(66,197)
Loans granted to the subsidiary CloudCo Brasil	(45,009)	—	—	—
Receipts net of judicial deposits	46,471	87,784	46,876	89,339
Cash and cash equivalents received upon the acquisition of companies	—	598,581	—	2,540
Receipt of dividends and interest on equity	2,452	—	—	—
Cash proceeds from sale of investments	161,057	176,057	161,057	191,056

Net cash used in investing activities	(6,279,473)	(4,983,068)	(6,230,942)	(5,596,026)

Cash flows from financing activities
New financing	—	—	83,084	15,000
Payments of loans, financing, debentures and leases	(2,473,727)	(3,186,648)	(2,498,157)	(3,199,282)
Receipts – derivative financial instruments	40,254	19,340	41,849	19,340
Payments – derivative financial instruments	(16,759)	(118,980)	(16,764)	(118,980)
Payment for acquisitions of shares for treasury	(992,051)	(286,567)	(992,051)	(286,567)
Dividend and interest on equity paid	(1,819,122)	(3,503,590)	(1,821,575)	(3,503,590)
Payments to shareholders for reduction of share capital	(1,442,860)	—	(1,442,860)	—
Capital subscriptions made by noncontrolling shareholders in subsidiaries	—	—	11,160	511

Net cash used in financing activities	(6,704,265)	(7,076,445)	(6,635,314)	(7,073,568)

Increase in cash and cash equivalents	2,286,194	2,875,942	2,440,443	2,281,684

Cash and cash equivalents at beginning of the period	4,031,235	1,359,061	4,358,276	2,273,834
Cash and cash equivalents at end of the period	6,317,429	4,235,003	6,798,719	4,555,518

8

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

1. OPERATIONS

1.a. Background information

Telefônica Brasil S.A. (the “Company“ or “Telefônica Brasil“) is a publicly-held corporation whose main corporate purpose is operating telecommunications services; the development of activities necessary or complementary to the execution of such services in accordance with the concessions, authorizations and permissions granted; rendering value-added services; offering integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; and (v) electronic security systems; licensing and sublicensing of software of any nature, among other activities.

The Company's principal offices are located at 1376, Engenheiro Luiz Carlos Berrini Avenue, in the city and State of São Paulo, Brazil. It is a member of the Telefónica Group (“Group“), based in Spain which operates in several countries across Europe and Latin America.

Telefónica S.A. (“Telefónica“), the Group holding company, held a total direct and indirect interest in the Company of 75.29% on September 30, 2024 and December 31, 2023 (Note 23.a).

The Company is registered with the Brazilian Securities Commission (“CVM“) and its shares are traded on the B3. It is also registered with the U.S. Securities and Exchange Commission (“SEC“) and its American Depositary Shares (“ADSs“), backed by its common shares, are traded on the New York Stock Exchange (“NYSE“).

1.b. Operations

The Company renders the following services: (i) Fixed Switched Telephone Service Concession Arrangement (“STFC“); (ii) Multimedia Communication Service (“SCM“, data communication, including broadband internet); (iii) Personal Mobile Service (“SMP“); and (iv) Conditioned Access Service (“SEAC“ – Pay TV) and (v) Private Limited Service (“SLP“), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (“ANATEL“), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações“ – LGT).

In accordance with the STFC service concession agreement, every two years, over the life of the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 22).

Before Law no. 13.879 / 2019 came into effect, authorizations for the use of radio frequencies were commonly granted for 15 years and could be extended only once, for the same term. Following the normative changes in the aforementioned Law, successive extensions of authorization grants were allowed, though the current terms were only clarified by Decree no. 10.402/2020 which detailed the requirements related to the new successive extension regime; the current authorizations are also covered by the new regime.

The Decree defined ANATEL's parameters for evaluating the scope of extension requests, such as ensuring the efficient use of radio frequencies, competitive aspects, meeting the public interest and fulfilling obligations already assumed with ANATEL.

9

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

Currently, every two years, following the first extension, the Company must pay a charge equivalent to 2% of revenues earned through the SMP provision in the year prior, net of taxes and social contributions (Note 22), and for certain terms, in the 15th year, the Company will pay the equivalent of 2% of its prior-year revenue. The calculation considers the net revenue from Basic and Alternative Service Plans. In authorizations issued in the 700MHz, 2100MHz, 2500MHz sub-bands and in part of the 900/1800MHz authorizations, the calculation of the burden also applies to the remuneration for network use (Interconnection).

In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution established new criteria for the costs of extending licenses. The formula considers factors such as authorization time, revenue earned in the region and amount of spectrum used by the provider. In addition, there is provision for part of the payment to be converted into investment commitments. However, the applicability of the calculation methodology contained in the aforementioned Resolution in specific cases of extension of authorizations depends on an assessment by ANATEL. ANATEL has recently adopted different calculation methods for valuing authorization extensions. In November 2023, ANATEL submitted to public consultation the review of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The draft submitted by ANATEL revokes Resolution No. 695/2018 and directly consolidates in the RUE the rules associated with the valuation of authorizations for the use of the radio frequency spectrum, also establishing as a standard methodology for both the Cash flow method discounted at net present value (“VPL”) .

Further details of the Company's licenses/authorizations are presented in Note 14.b.

1.c. Corporate events in 2024

1.c.1. Establishment of the joint venture with Auren

On December 18, 2023, the Company signed an investment agreement with Auren Energia S.A., through its subsidiary Auren Comercializadora de Energia Ltda. (together, “Auren”), for the creation of a joint venture, in which each shareholder holds a 50% equity interest. The entity is engaged in the commercialization of customized renewable energy solutions throughout Brazil (“Operation”).

On January 5, 2024 and February 7, 2024, the Operation was authorized to operate by the General Superintendence of the Administrative Council for Economic Defense (“CADE”) and the European antitrust body, respectively. Accordingly, on March 15, 2024, the Company and Auren made capital contributions of R$10,319 each in the joint venture, named Gud Comercializadora de Energia S.A. (“GUD”) and, On April 11, 2024, the process to obtain the necessary regulatory licenses and authorizations for the development of GUD's business began.

10

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The joint venture leverages the experience of Auren, a market reference in renewable energy generation and leader in energy sales in the country and of the Vivo (the Company's brand), the leading Brazilian telecommunications market operator with more than 112 million accesses (as of December 2023), and a reference digital platform in technology and connectivity, with growing presence in B2C and B2B digital ecosystems. By associating Auren's performance in the generation and commercialization of energy on a Company scale, with its digital penetration and distribution capacity, GUD intends to position itself in the free energy market in Brazil, which has been opening gradually from January 2024 to business sector customers served by high voltage networks with demand below 500kW. The joint venture's potential operating market is estimated at over 72,000 large companies including industrial facilities, offices and commercial establishments, in addition to operating for in low voltage and residential businesses with the total opening of the Brazilian electricity market. The Operation, reinforces the Company's market positioning, improving customer experience through value propositions emphasizing its commitment to the Environmental, Social and Corporate Governance (“ASG”) pillars.

1.c.2. Reduction of the Company's share capital

On January 24, 2024, the Company's Extraordinary General Meeting (“AGE”) approved the return ("Reduction") of R$1,500,000 of share capital, falling from R$63,571,416 to R$62,071,416, without canceling shares. The number of shares are unaltered and the percentage of shareholder participation in the Company's share capital is unchanged.

After all applicable legal requirements were met, the Reduction became fully effective and on July 10, 2024, the Company made the payment for the reduction of its share capital (Note 23.a) in the amount of R$1,442,860 (net of IRRF of R$18,419), in Brazilian Reais, equivalent to R$0.90766944153 for each common share issued by the Company, to the shareholders held of record at the close of business on April 10, 2024.

In cases where it was not possible to make payments to shareholders, totaling R$38,721 on July 10, 2024, these amounts will remain available to these shareholders for the prescriptive period.

1.c.3. Constitution of Vivo Pay Holding Financeira Ltda. (“Vivo Pay”)

On February 2, 2024, the Company formed a single-person limited liability company Vivo Pay Holding Financeira Ltda.("Vivo Pay Holding"), whose exclusive purpose is to hold equity interests in institutions authorized to operate by the Central Bank of Brazi ("BACEN")l, as a partner or shareholder. The Company made a capital contribution of R$5,000 to Vivo Pay, through the issuance of 5,000,000 shares with a nominal value of R$1.00 (one Real) each.

On September 2, 2024, the approval by the BACEN of the application for authorization to operate Vivo Pay Sociedade de Crédito Direto S.A. (“Vivo Pay SCD”), a company controlled by Vivo Pay Holding, was published in the Official Gazette of the Union (“DOU”).

1.c.4. Structuring of Vivo Money III - Credit Rights Investment Fund

On April 9, 2024, the Vivo Money III Credit Rights Investment Fund (“Vivo Money III”) was structured, with a single class of shares, constituted as a closed class, with limited liability for an indefinite term. On April 29, 2024, the Company made a contribution to Vivo Money III of R$10,000, with the issuance of another 10,000 junior subordinated shares with an initial unitary nominal value of R$1,000.00 (one thousand Reais).

11

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

Vivo Money III aims to provide its shareholders with capital appreciation from the acquisition of: (i) eligible credit rights, formalized by supporting documents, which meet the eligibility criteria and the assignment conditions; and (ii) liquid financial assets, observing all the portfolio composition and diversification indexes established in its regulations.

The acquisition of eligible credit rights and other financial assets will originate from credit transactions carried out electronically by the Company's customers, within the scope of the Vivo Money program, exclusively through an electronic platform made available by the Company.

Vivo Money III is managed by QI Distribuidora de Títulos e Valores Mobiliários Ltda, a financial institution in the city of São Paulo - SP, accredited by the CVM to carry out portfolio management activities through declaratory act no. 11,784, dated June 30, 2011.

1.c.5. Investments from the Vivo Ventures Fund (“VV”)

On April 24, 2024, VV acquired R$24,500 of shares in Conexa Health LLC, the owner of Conexa Saúde Serviços Médicos S.A. (“Conexa”). Conexa is the leading independent telemedicine platform in Latin America and a digital health ecosystem, connecting, through technology, patients, professionals, companies and operators, democratizing access to quality healthcare. Prior to this acquisition by VV, Conexa had announced a merger with Zenklub, a digital services company for emotional health, still pending approval by competition authorities. This is VV's fourth investment since its creation, in April 2022. The objective of the investment is to strengthen the Company's presence as a digital services hub, including the health and well-being business.

On June 27, 2024, VV committed to acquiring a minority shareholding position of US$5 million in CRMBonus Holding, a company that operates in Brazil through its subsidiaries (“CRMBonus”). CRMBonus is a platform that uses artificial intelligence to maximize company-customer relationships, popularizing the gift back concept in Brazil market. From the beginning of this year, one of the solutions offered by CRMBonus, the Vale Bonus, is part of the benefits offered by the Company to its customers, who receive digital money when topping-up credits or paying their bills in time, contributing to a higher customer retention. This will be VV's fifth investment since its creation, in April 2022. The objective of the investment is to strengthen the Company's presence as a digital services hub, by advancing innovative solutions.

1.c.6. Acquisition by the subsidiary CloudCo Brasil

On July 22, 2024, CloudCo Brasil, a direct subsidiary of the Company, entered into a share purchase and sale agreement and other agreements, to acquire all of the shares issued by IPNET Serviços em Nuvem e Desenvolvimento de Sistemas Ltda. (“IPNET”) and IPNET USA, LLC (“IPNET USA”) (“Transaction”), for the amount of up to R$230,000, subject to the achievement of certain operational and financial metrics.

The IPNET Group explores, among other activities, the resale of software and systems, as well as the provision of professional and managed services for adaptation, migration and related support. Having been in the market for 20 years, the group has participated in the digital transformation of companies, currently having a diversified portfolio of over 1,400 clients.

The Transaction documents contain terms and provisions common to this type of transaction, and their completion was subject to compliance with certain conditions precedent, including obtaining authorization from CADE and implementing a corporate reorganization involving the incorporation of the companies Metarj Soluções em Geotecnologia e Desenvolvimento de Sistemas Ltda. (“Metarj”) and XL Solutions Ltda. (“XL”) by IPNET.

These conditions precedent were met, namely: (i) the final decision of CADE, dated September 3, 2024, which approved the Transaction, without restrictions, through Concentration Act No. 08700.005417/2024-69; and (ii) corporate reorganization with the incorporation of Metarj and XL by IPNET.

12

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The Transaction will broaden CloudCo’s Brasil product portfolio and strengthen its professional and managed services, promoting accelerated growth. The investment also strengthens the Company’s digital ecosystem in the B2B segment, by advancing innovative solutions.

1.d. Tax Reform on consumption

On December 20, 2023, Constitutional Amendment (“EC”) No. 132 was enacted, which establishes the Tax Reform (“Reform”) on consumption. Complementary Bills 68/2024 and 108/2024 ("LC") regulating the Reform are being processed by the National Congress. The Reform is based on a dual VAT model with taxes under federal jurisdiction (Contribution on Goods and Services - CBS) and non-federal jurisdiction (Tax on Goods and Services - IBS), which will replace PIS taxes , COFINS, ICMS and ISS.

A Selective Tax (“IS”) under federal jurisdiction was also created, which will apply to the production, extraction, sale or import of goods and services harmful to health and the environment as defined by, the LC; there is an express provision in the LC that IS will not apply to telecommunications services. There will be a transition period from 2026 to 2032, in which the two tax systems (old and new) will coexist. The impacts of the Reform on the calculation of the aforementioned taxes, from the beginning of the transition period, will only be known once the process of regulating pending issues by LC is finalized.

As the changes will be applied prospectively, the Reform has not affected the individual and consolidated quarterly information (“ITRs”) for the period ended September 30, 2024.

2. BASIS OF PREPARATION AND PRESENTATION OF INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

2.a. Statement of compliance

The individual (Parent Company) and consolidated (Consolidated) quarterly information (“ITRs”) were prepared and are being presented in accordance with Technical Pronouncement CPC 21 - Interim Statements, issued by the Accounting Pronouncements Committee (“CPC”) and with international standards IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), currently called “IFRS accounting standards” (IFRS® Accounting Standards), including interpretations issued by the IFRS Interpretations Committee (IFRIC® Interpretations) or its body predecessor, Standing Interpretations Committee (SIC® Interpretations) and in a manner consistent with the deliberations issued by the CVM, applicable to the preparation of ITRs.

All relevant information specific to the individual and consolidated ITRs, and only this information, is being disclosed and corresponds to that used in the management of the Company's Administration.

2.b. Basis of preparation and presentation

The individual and consolidated ITRs were prepared considering historical cost as the value basis (except when different criteria were required) and adjusted to reflect the evaluation of assets and liabilities measured at fair value.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur within the next 12 months (normal operating cycle). Otherwise, they are classified and demonstrated as non-current. The only exception refers to the balances of deferred tax assets and liabilities, which are classified and fully demonstrated as non-current.

13

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The Statements of Cash Flows were prepared in accordance with IAS 7 / CPC 03 and reflect the changes in cash that occurred in the periods presented, using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Added Value (“DVA”), individual and consolidated, while IFRS standards do not require its presentation. The DVA was prepared in accordance with technical pronouncement CPC 09 and is being presented as supplementary information, without prejudice to the set of individual and consolidated ITRs.

These ITRs compare: (i) for the balance sheets, the positions on September 30, 2024 and December 31, 2023; (ii) for the statements of income and comprehensive income, the three- and six-month periods ended on September 30, 2024 and 2023; and (iii) for the statements of value added, changes in equity and cash flows, the six-month periods ended on September 30, 2024 and 2023.

The Company's ITRs were approved by the Board of Directors, at a meeting held on July 24, 2024.

2.c. Functional and reporting currency

Individual and consolidated ITRs are presented in thousands of Brazilian Real/Reais (R$) (unless otherwise mentioned). The Company's functional and presentation currency is the Real (R$).

Transactions in foreign currency are converted into the Real as follows: (i) assets, liabilities and equity (except share capital and capital reserves) are converted at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are converted at the average exchange rate, except for specific operations that are converted at the rate on the date of the transaction; and (iii) share capital and capital reserves are converted at the rate on the date of the transaction.

Gains and losses resulting from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses resulting from the conversion of monetary assets and liabilities between the exchange rate in force on the date of the transaction and the end of the years (except the conversion of investments abroad) are recognized in the statement of income.

2.d. Basis of consolidation

Equity interests in controlled or jointly controlled companies are valued using the equity method in the individual quarterly information. In the consolidated quarterly information, the investment and all balances of assets and liabilities, income and expenses arising from transactions and equity interest in subsidiaries are eliminated in full. Investments in jointly controlled companies are accounted for under the equity method in the consolidated quarterly information.

The information relating to direct and jointly controlled subsidiaries is the same as in explanatory Note 12 - Investments, disclosed in the financial statements for the year ended December 31, 2023 except for: (i) formation of the joint venture with Auren (Note 1.c.1); (ii) constituition of Vivo Pay (Note 1.c.3) and; (iii) structuring of Vivo Money III (Note 1.c.4).

Significant information on the investees is presented in Note 12.a.

14

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

2.e. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated on a regular basis by the chief operating decision maker in determining how to allocate resources to an individual segment and in evaluating the segment's performance. Considering that: (i) all decisions are made based on consolidated reports; (ii) the mission of the Company and its subsidiaries is to provide its customers with quality telecommunications services; and (iii) all decisions relating to strategic, financial planning, purchasing, investments and application of resources are made on a consolidated basis Management's conclusion is that the Company and its subsidiaries operate in a single operational segment providing services telecommunications.

2.f. Significant accounting practices

The information in the Notes that did not suffer significant changes compared to December 31, 2023 has not been fully duplicated in these ITRs.

The accounting policies adopted in the preparation of the Company's ITRs for the quarter ended September 30, 2024 are consistent with those used in the preparation of the consolidated financial statements for the year ended December 31, 2023, and should be analyzed in conjunction with those financial statements.

The Company did not early adopt any new accounting statements or interpretations, the application of which is not mandatory.

2.g. Significant accounting judgments estimates and assumptions

The preparation of individual and consolidated ITRs requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in applying its accounting policies. These estimates are based on experience, best knowledge, information available at the year end date and other factors, including expectations of future events that are believed to be reasonable in the circumstances. The settlement of transactions involving these estimates may result in values that differ from those recorded in the ITRs due to the criteria inherent to the estimation process. The Company reviews its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company in the preparation of these ITRs have not changed in relation to those presented in the following Notes to the financial statements for the year ended December 31, 2023: accounts receivable; income tax and social contribution; property and equipment; intangible; provision and contingencies; loans and financing, debentures, leases and other creditors; pension plans and other post-employment benefits; and financial instruments and capital and risk management.

3. CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Short-term investments(1)	6,270,841	3,965,584	6,749,772	4,289,932
Cash and banks(2)	46,588	65,651	48,947	68,344
Total	6,317,429	4,031,235	6,798,719	4,358,276

(1)	Highly liquid short-term investments basically comprise Bank Deposit Certificates ("CDB") and Repurchase Agreements held by top tier rated financial institutions, indexed to the Interbank Deposit Certificate ("CDI") rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income. On September 30, 2024, the average remuneration of these short-term investments corresponded to 99.61% of the CDI (101.5% on December 31, 2023).
(2)	On September 30, 2024 and December 31, 2023, the Consolidated balances included R$14,246 and R$19,474, respectively, related to the Financial Clearing House, with a Telefónica Group member company (Note 26)

15

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

.

4. FINANCIAL INVESTMENTS

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Guarantee for legal proceedings(1)	31,931	36,154	32,137	36,169
Investment fund – FIDC	—	1,148	—	1,148
Total	31,931	37,302	32,137	37,317

Current	—	1,148	—	1,148
Non-current	31,931	36,154	32,137	36,169

(1)	Refer to financial investments held as guarantees for lawsuits (Notes 19 and 34.b).

5. TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Services and goods(1)	10,531,391	10,810,457	10,871,175	10,996,158
Interconnection amounts(1 (2))	680,259	611,916	687,832	683,876
Vivo Money FIDCs	—	—	286,974	358,000
Related parties (Note 28)(1)	99,514	118,751	54,546	68,924
Gross accounts receivable	11,311,164	11,541,124	11,900,527	12,106,958
Allowance for expected losses	(2,224,392)	(2,245,096)	(2,374,955)	(2,437,845)
Net accounts receivable	9,086,772	9,296,028	9,525,572	9,669,113

Current	8,790,788	8,944,992	9,195,715	9,318,077
Non-current	295,984	351,036	329,857	351,036

(1)	The consolidated amounts include: (i) R$2,736,469 and R$2,551,270 to be billed to customers on September 30, 2024 and December 31, 2023, respectively
(2)	Refer to billed amounts from other telecommunications operators.

The consolidated balances of contractual assets with customers were R$102,329 and R$93,106 on September 30, 2024 and December 31, 2023, respectively.

On September 30, 2024 and December 31, 2023, the consolidated non-current balances of accounts receivable refer to the present value of: (i) installments of resale of goods (B2B), up to 24 months; (ii) Vivo Tech products, up to 60 months; and (iii) right to Vivo Money FIDC credits, up to 36 months. These may be reduced for their estimated losses to recoverable value.

16

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

On September 30, 2024, and December 31, 2023, no customer represented more than 10% of trade accounts receivable, net.

Amounts receivable, net of the allowance for expected accounts receivable losses, classified by maturity, are as below:

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Not yet due	7,210,402	7,539,057	7,656,079	7,887,693
Overdue – 1 to 30 days	1,202,124	1,067,890	1,214,952	1,134,381
Overdue – 31 to 60 days	296,480	257,457	303,963	270,926
Overdue – 61 to 90 days	116,782	135,787	113,470	140,426
Overdue – 91 to 120 days	121,940	139,993	120,412	138,234
Overdue – over 120 days	139,044	155,844	116,696	97,453
Total	9,086,772	9,296,028	9,525,572	9,669,113

The changes in the allowance for expected accounts receivable losses were:

	Company	Consolidated
Balance on December 31, 2022	(2,281,581)	(2,396,382)
Provision, net of reversal (Note 25)	(910,830)	(1,024,046)
Write-off	830,774	842,998
Merger – Garliava	(55,725)	—
Balance on September 30, 2023	(2,417,362)	(2,577,430)
Provision, net of reversal	(303,171)	(338,632)
Write-off	475,437	478,217
Balance on December 31, 2023	(2,245,096)	(2,437,845)
Provision, net of reversal (Note 25)	(1,032,443)	(1,142,694)
Write-off	1,053,147	1,205,584
Balance on September 30, 2024	(2,224,392)	(2,374,955)

6. INVENTORIES

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Materials for resale(1)	1,248,133	819,480	1,276,884	836,799
Materials for consumption	30,839	37,248	32,245	38,422
Other inventories	2,808	39,263	2,825	39,263
Gross inventories	1,281,780	895,991	1,311,954	914,484
Allowance for losses from impairment or obsolescence(2)	(108,684)	(90,136)	(110,978)	(91,670)
Net inventories	1,173,096	805,855	1,200,976	822,814

(1)	This includes, among others, mobile phones, SIMcards (chips) and IT equipment in stock.
(2)	Additions and reversals of the provision for inventory losses and obsolescence are included in Cost of goods sold (Note 25).

17

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

7. PREPAID EXPENSES

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Incremental costs (customer contracts)(1)	2,668,308	1,986,764	2,668,308	1,986,764
FISTEL fee(2)	343,226	—	343,227	—
Software and networks maintenance	462,394	206,649	875,507	397,931
Advertising and publicity	58,204	197,309	58,204	197,315
Personnel	56,133	116,934	58,009	120,138
Financial charges	114,400	101,743	114,400	101,743
Rental, insurance and other prepaid expenses	83,448	57,400	90,178	102,766
Total	3,786,113	2,666,799	4,207,833	2,906,657

Current	1,820,277	1,194,735	2,240,020	1,434,042
Non-current	1,965,836	1,472,064	1,967,813	1,472,615

(1)	Incremental costs for contracts with customers are mostly sales commissions paid to partners to obtain customer contracts, deferred as income under IFRS 15 in accordance with the term of the contract and/or economic benefit to be generated, usually two to six years.
(2)	Refers to the remaining balance of Inspection and Operation Fee amounts, which will be fully amortized by the end of 2024.

8. INCOME AND SOCIAL CONTRIBUTION TAXES

8.a. Income and Social Contribution taxes recoverable

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Income taxes	751,003	626,771	764,364	649,400
Social contribution taxes	110,828	96,456	114,657	103,193
Total	861,831	723,227	879,021	752,593

8.b. Income and Social Contribution taxes payable

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Income taxes	234,174	148,088	236,773	149,763
Social contribution taxes	77,776	50,117	78,716	50,907
Total	311,950	198,205	315,489	200,670

Current	96,359	1,050	99,898	3,515
Non-current	215,591	197,155	215,591	197,155

The September 30, 2024 and December 31, 2023 balances include R$216,711 and R$198,205, respectively, of taxes to meet IFRIC 23 (Note 8.e).

18

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

8.c. Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

	Company
	Balance on 12.31.2022	Statement of income	Comprehensive income	Merger of Garliava and PPA allocation	Balance on 09.30.2023	Balance on Statement of income	Comprehensive income	Balance on 12.31.2023
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,318,400	(339,848)	—	—	1,978,552	17,616	—	1,996,168
Income and social contribution taxes on temporary differences(2)	(6,150,121)	532,617	451	295,923	(5,321,130)	(173,905)	80,127	(5,414,908)
Provision for legal, labor, tax civil and regulatory contingencies	2,225,302	(24,674)	—	155,944	2,356,572	(1,423)	—	2,355,149
Trade accounts payable and other provisions	1,431,096	343,755	—	84,574	1,859,425	20,937	—	1,880,362
Customer portfolio and trademarks	(214,323)	14,298	—	4,745	(195,280)	11,093	—	(184,187)
Allowance for expected losses from accounts receivable	635,525	16,069	—	18,946	670,540	(57,739)	—	612,801
Allowance for losses from modems and other P&E items	113,312	45,344	—	(44,737)	113,919	(3,934)	—	109,985
Pension plans and other post-employment benefits	257,624	14,291	—	—	271,915	8,145	80,234	360,294
Profit sharing	187,074	(28,364)	—	—	158,710	60,053	—	218,763
Licenses	(2,524,161)	31,659	—	86,660	(2,405,842)	39,442	—	(2,366,400)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,240,590)	(134,657)	—	—	(7,375,247)	(57,713)	—	(7,432,960)
Property and equipment - small value items	(1,029,338)	43,829	—	—	(985,509)	(205,168)	—	(1,190,677)
Technological Innovation Law	(9,774)	2,130	—	—	(7,644)	486	—	(7,158)
Other temporary differences(3)	18,132	208,937	451	(10,209)	217,311	11,916	(107)	229,120
Total deferred tax liabilities, non-current	(3,831,721)	192,769	451	295,923	(3,342,578)	(156,289)	80,127	(3,418,740)

Deferred tax assets	8,238,121				8,797,875			8,985,768
Deferred tax liabilities	(12,069,842)				(12,140,453)			(12,404,508)
Deferred tax liabilities, net	(3,831,721)				(3,342,578)			(3,418,740)

Balance sheet:
Deferred tax liabilities	(3,831,721)				(3,342,578)			(3,418,740)

	Company
	Balance on 12.31.2023	Comprehensive income	Comprehensive income	Balance on 09.30.2024
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	1,996,168	(282,326)	—	1,713,842
Income and social contribution taxes on temporary differences(2)	(5,414,908)	3,997	(301)	(5,411,212)
Provision for legal, labor, tax civil and regulatory contingencies	2,355,149	(157,953)	—	2,197,196
Trade accounts payable and other provisions	1,880,362	400,994	—	2,281,356
Customer portfolio and trademarks	(184,187)	14,298	—	(169,889)
Allowance for expected losses from accounts receivable	612,801	(12,440)	—	600,361
Allowance for losses from modems and other P&E items	109,985	3,226	—	113,211
Pension plans and other post-employment benefits	360,294	20,653	—	380,947
Profit sharing	218,763	(61,487)	—	157,276
Licenses	(2,366,400)	118,320	—	(2,248,080)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part. and Garliava)	(7,432,960)	(173,130)	—	(7,606,090)
Property and equipment - small value items	(1,190,677)	(42,687)	—	(1,233,364)
Technological Innovation Law	(7,158)	1,040	—	(6,118)
Other temporary differences	229,120	(106,837)	(301)	121,982
Total deferred tax liabilities, non-current	(3,418,740)	(278,329)	(301)	(3,697,370)

Deferred tax assets	8,985,768			9,009,618
Deferred tax liabilities	(12,404,508)			(12,706,989)
Deferred tax liabilities, net	(3,418,740)			(3,697,371)

Balance sheet:
Deferred tax liabilities	(3,418,740)			(3,697,371)

19

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Balance on 12.31.2022	Statement of income	Comprehensive income	Balance on 09.30.2023	Statement of income	Comprehensive income	Balance on 12.31.2023
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,366,710	(347,526)	—	2,019,184	78,547	—	2,097,731
Income and social contribution taxes on temporary differences(2)	(5,819,338)	550,106	451	(5,268,781)	(149,567)	79,122	(5,339,226)
Provision for legal, labor, tax civil and regulatory contingencies	2,455,389	127,871	—	2,583,260	(192,992)	—	2,390,268
Trade accounts payable and other provisions	1,505,360	362,960	—	1,868,320	27,323	—	1,895,643
Customer portfolio and trademarks	(210,441)	15,076	—	(195,365)	17,207	—	(178,158)
Allowance for expected losses from accounts receivable	666,399	10,086	—	676,485	(54,439)	—	622,046
Allowance for losses from modems and other P&E items	181,821	607	—	182,428	(72,443)	—	109,985
Pension plans and other post-employment benefits	258,308	14,335	—	272,643	12,463	79,229	364,335
Profit sharing	189,748	(28,720)	—	161,028	62,392	—	223,420
Licenses	(2,453,258)	47,416	—	(2,405,842)	39,440	—	(2,366,402)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,240,590)	(134,657)	—	(7,375,247)	(68,560)	—	(7,443,807)
Property and equipment - small value items	(1,029,338)	43,829	—	(985,509)	(205,169)	—	(1,190,678)
Technological Innovation Law	(9,774)	2,130	—	(7,644)	486	—	(7,158)
Other temporary differences(3)	(132,962)	89,173	451	(43,338)	284,725	(107)	241,280
Total deferred tax (Liabilities), non-current	(3,452,628)	202,580	451	(3,249,597)	(71,020)	79,122	(3,241,495)

Deferred tax assets	8,674,222			8,890,856			9,177,084
Deferred tax liabilities	(12,126,850)			(12,140,453)			(12,418,579)
Deferred tax liabilities, net	(3,452,628)			(3,249,597)			(3,241,495)

Balance sheet:
Deferred tax assets of subsidiaries	379,093			92,981			177,245
Deferred tax liabilities	(3,831,721)			(3,342,578)			(3,418,740)

	Consolidated
	Balance on 12.31.2023	Statement of income	Comprehensive income	Balance on 09.30.2024
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses(1)	2,097,731	(288,054)	—	1,809,677
Income and social contribution taxes on temporary differences(2)	(5,339,226)	(3,503)	(301)	(5,343,030)
Provision for legal, labor, tax civil and regulatory contingencies	2,390,268	(159,454)	—	2,230,814
Trade accounts payable and other provisions	1,895,643	404,113	—	2,299,756
Customer portfolio and trademarks	(178,158)	26,122	—	(152,036)
Allowance for expected losses from accounts receivable	622,046	(16,689)	—	605,357
Allowance for losses from modems and other P&E items	109,985	3,227	—	113,212
Pension plans and other post-employment benefits	364,335	17,922	—	382,257
Profit sharing	223,420	(61,653)	—	161,767
Licenses	(2,366,402)	118,322	—	(2,248,080)
Goodwill (Spanish and Navytree, Vivo Part., GVT Part., Garliava and Vita IT)	(7,443,807)	(175,660)	—	(7,619,467)
Property and equipment - small value items	(1,190,678)	(42,686)	—	(1,233,364)
Technological Innovation Law	(7,158)	1,040	—	(6,118)
Other temporary differences	241,280	(118,107)	(301)	122,872
Total deferred tax liabilities, non-current	(3,241,495)	(291,557)	(301)	(3,533,353)

Deferred tax assets	9,177,084			9,191,074
Deferred tax liabilities	(12,418,579)			(12,724,427)
Deferred tax liabilities, net	(3,241,495)			(3,533,353)

Balance sheet:
Deferred tax assets of subsidiaries	177,245			164,862
Deferred tax liabilities	(3,418,740)			(3,698,215)

(1)	Under Brazilian tax legislation offsets are limited annually to 30% of the taxable income for the year but otherwise have no expiry dates.
(2)	Amounts that will be realized upon payment of provision, losses from accounts receivable, or upon realization of inventories, as well as upon reversal of other provision.
(3)	Includes R$320,700 referring to deductible temporary differences arising from the acquisition of Garliava whose corresponding deferred income tax asset was not recognized in the acquisition and realized in the statement of income in the last quarter of 2023.

20

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

On September 30, 2024 and December 31, 2023, there were unrecognized deferred tax assets for to income tax and social contribution carryforward losses of the Company's subsidiaries (POP, Recicla V, TGLog, and CloudCo), of R$25,457 and R$24,199 on September 30, 2024 and December 31, 2023, respectively, as offset against future taxable profits is not assured.

8.d. Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates, recorded in a tax auxiliary ledger. Taxes calculated on profits at the balance sheet date are recorded in liabilities or assets, as applicable.

The statutory tax rate is 34% (income tax of 25% and social contribution tax of 9%) for the three and nine-month periods ended September 30, 2024 and 2023 is as follows:

	Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Income before taxes	1,744,537	1,529,673	4,619,439	3,924,568	1,762,101	1,548,116	4,675,510	3,953,240
Income and social contribution tax expenses, at statutory rate of 34%	(593,142)	(520,089)	(1,570,608)	(1,334,353)	(599,114)	(526,360)	(1,589,674)	(1,344,102)
Permanent differences
Tax benefit related to interest on equity	357,000	295,800	647,700	539,240	357,000	295,800	647,700	539,240
SELIC interest on overpaid taxes now exempt from tax	—	12,793	—	89,254	—	12,793	—	89,254
Non-deductible expenses, gifts, incentives	(24,303)	(65,433)	(83,695)	(111,396)	(24,883)	(65,613)	(85,304)	(112,057)
Tax incentive operating profit	23,560	21,012	59,369	58,267	23,560	21,012	59,369	58,267
Share of results in investees – equity method	6,394	7,596	18,198	6,161	746	(1,028)	807	(4,991)
Unclaimed interest on equity	(19,182)	(17,153)	(19,182)	(17,153)	(19,182)	(17,153)	(19,182)	(17,153)
Other non-deductibles, net	172,580	207,344	113,684	274,155	167,841	209,041	106,461	270,483
Tax expense in statement of income	(77,093)	(58,130)	(834,534)	(495,825)	(94,032)	(71,508)	(879,823)	(521,059)

Effective rate	4.4%	3.8%	18.1%	12.6%	5.3%	4.6%	18.8%	13.2%
Current income and social contribution taxes	(94,851)	(340,869)	(556,205)	(688,594)	(107,956)	(352,950)	(588,266)	(723,639)
Deferred income and social contribution taxes	17,758	282,739	(278,329)	192,769	13,924	281,442	(291,557)	202,580

8.e. Uncertain Tax Treatments

The Company and its subsidiaries are contesting several assessments filed by the Brazilian Federal Tax Authority (“RFB“) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, of R$36,633,795 and R$30,577,416 on September 30, 2024 and December 31, 2023, respectively. The amount as of March 31, 2024, includes R$4,018,445, relating to a new similar infraction notice against the Company by the RFB on April 24, 2024. Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted once examined by the higher courts of last resort (acceptance probability greater than 50%).

21

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

When the Company and its subsidiaries believe that the probability of loss is greater than 50%, a non-current tax and social contribution liability is recognized. The amount recognized was R$216,711 and R$198,205 on September 30, 2024 and December 31, 2023, respectively. These claims involve compensation for overpayment of income tax and social contribution not approved by the RFB.

9. TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
State VAT (ICMS)(1)	2,019,948	2,060,631	2,022,383	2,062,276
PIS and COFINS	391,273	234,839	435,154	261,261
Withholding taxes and contributions(2)	271,487	177,367	290,172	191,475
Other taxes	80,663	95,733	82,016	98,063
Total	2,763,371	2,568,570	2,829,725	2,613,075

Current	2,147,679	1,893,438	2,213,748	1,937,770
Non-current	615,692	675,132	615,977	675,305

(1)	Includes ICMS credits from the acquisition of property and equipment (available to offset in 48 months); requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$574,146 and R$635,800 on September 30, 2024 and December 31, 2023, respectively.
(2)	Withholding income tax ("IRRF") credits on short-term investments, interest on equity and others, which are used as deduction in operations for the period and social contribution tax withheld at source on services provided to public agencies.

10. JUDICIAL DEPOSITS AND GARNISHMENTS

Judicial deposits are made, and restrictions placed on bank accounts to ensure the continuity of legal processes through the courts or to suspend the enforceability of a tax notice.

Judicial deposits are recorded at historical plus accrued interest.

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Judicial deposits
Tax	1,487,263	1,448,043	1,675,706	1,628,645
Civil	875,676	858,877	877,545	860,248
Regulatory	321,324	312,520	321,324	312,520
Labor	62,086	82,777	66,923	88,986
Total	2,746,349	2,702,217	2,941,498	2,890,399
Garnishments	18,293	20,669	19,202	21,530
Total	2,764,642	2,722,886	2,960,700	2,911,929

Current	145,520	71,695	146,331	72,516
Non-current	2,619,122	2,651,191	2,814,369	2,839,413

22

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The tax judicial deposits, by type of tax, on September 30, 2024 and December 31, 2023 is as below. The information relating to judicial deposits is the same as Note 10) Deposits and Judicial Blocks, in the financial statements for the year ended December 31, 2023.

	Consolidated
Tax	09.30.2024	12.31.2023
Universal Telecommunication Services Fund (FUST)	616,268	596,356
State Value-Added Tax (ICMS)	424,895	406,397
Social Contribution Tax for Intervention in the Economic Order (CIDE)	335,409	325,423
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL)	61,270	60,462
Telecommunications Inspection Fund (FISTEL)	55,196	53,360
Withholding Income Tax (IRRF)	44,873	43,396
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	29,085	35,770
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	27,107	25,905
Other taxes, charges and contributions	81,603	81,576
Total	1,675,706	1,628,645

11. OTHER ASSETS

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Related-party receivables (Note 28.)	108,701	269,771	98,385	268,246
Sale of real estate and other receivables	132,485	157,352	132,485	157,352
Advances to employees and suppliers	181,659	131,026	189,277	133,615
Surplus from post-employment benefit plans (Note 30)(1)	54,474	73,990	54,537	74,048
Loan agreement with subsidiary CloudCo Brasil (2)	45,050	—	—	—
Sublease of assets and other amounts receivable	7,996	10,077	60,957	50,369
Total	530,365	642,216	535,641	683,630

Current	384,199	532,993	394,330	539,339
Non-current	146,166	109,223	141,311	144,291

(1)	On September 30, 2024 and December 31, 2023, includes R$49,156 and R$69,015, respectively, referring to the distribution of the PBS-A surplus.
(2)	On September 23, 2024, the Company and its subsidiary CloudCo Brasil entered into a loan agreement in the amount of R$45,009, principal amount), allowing CloudCo Brasil financial capacity to meet its obligations for the acquisition of IPNET (Note 1.c.6). The principal amount will be adjusted daily, until the date of effective settlement, by the CDI rate, plus 1.50% per year, from the date the principal is made available until the date of its effective payment (“interest”). Interest will be paid semi-annually starting March 27, 2025 and the principal will be paid on September 27, 2027. For consolidation purposes, this amount was eliminated with CloudCo Brasil liabilities.

12. INVESTMENTS

12.a. Information on investees

The information relating to direct and jointly controlled subsidiaries is the same as in Note 12 - Investments, disclosed in the financial statements for the year ended December 31, 2023, except for the events: (i) formation of the joint venture with Auren (Note 1.c.1); (ii) constituition of Vivo Pay (Note 1.c.3) and; (iii) structuring of Vivo Money III (Note 1.c.4).

23

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

A summary of the selected financial data of the direct and jointly controlled subsidiaries in which the Company has an interest is presented below:

			09.30.2024			Nine-month period ended September 30, 2024
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Subsidiary	852,736	661,063	191,673	510,357	51,882
TGLog	100.00%	Subsidiary	41,817	43,794	(1,977)	39,236	(14,978)
POP(2)	100.00%	Subsidiary	164,729	76,136	88,593	25,119	10,137
Vivo Money	100.00%	Subsidiary	244,204	67,651	176,553	102,923	(8,633)
Vivo Money II	100.00%	Subsidiary	2,922	845	2,077	562	(423)
Vivo Money III (Note 1.c.4)	100.00%	Subsidiary	9,631	77	9,554	251	(446)
Vivo Pay (Note 1.c.3)	100.00%	Subsidiary	4,975	—	4,975	—	(25)
Vivo Ventures	98.00%	Subsidiary	104,011	30	103,981	—	2,969
CloudCo Brasil	50.01%	Subsidiary	787,550	755,421	32,129	862,073	9,384
IoTCo Brasil	50.01%	Subsidiary	164,701	56,029	108,672	91,171	12,066
Aliança	50.00%	Joint control	279,679	2,280	277,399	—	5,302
AIX	50.00%	Joint control	51,985	32,623	19,362	50,646	(16)
ACT	50.00%	Joint control	55	8	47	78	4
VIVAE	50.00%	Joint control	15,678	3,614	12,064	—	(3,622)
GUD (Note 1.c.1)	50.00%	Joint control	20,633	19	20,614	—	(24)
FiBrasil	25.01%	Joint control	1,987,325	1,105,597	881,728	293,536	6,200

			12.31.2023			Nine-month period ended September 30, 2023
Investees	Participation	Investment	Assets	Liabilities	Equity	Net operating revenue	Net profit (loss)
Terra Networks(1)	100.00%	Subsidiary	781,201	472,277	308,924	424,909	64,703
TGLog	100.00%	Subsidiary	68,453	55,451	13,002	89,960	(1,836)
POP(2)	100.00%	Subsidiary	171,863	93,407	78,456	7,886	2,282
Vivo Money	100.00%	Subsidiary	215,700	30,514	185,186	77,340	(17,273)
Vivo Money II	100.00%	Subsidiary	2,000	57	1,943	—	—
Vivo Money III	100.00%	Subsidiary	—	—	—	—	—
Garliava(3)	100.00%	Subsidiary	—	—	—	241,711	14,073
Vivo Ventures	98.00%	Subsidiary	43,098	43	43,055	—	(343)
CloudCo Brasil	50.01%	Subsidiary	487,311	464,565	22,746	696,418	(1,478)
IoTCo Brasil	50.01%	Subsidiary	138,887	42,280	96,607	75,221	8,369
Aliança	50.00%	Joint control	240,018	1,727	238,291	—	3,879
AIX	50.00%	Joint control	50,097	30,720	19,377	50,910	(1,229)
ACT	50.00%	Joint control	46	4	42	78	—
VIVAE	50.00%	Joint control	18,096	2,410	15,686	—	(4,710)
FiBrasil	25.01%	Joint control	2,019,278	1,143,749	875,529	183,065	(54,572)

(1)	TIS and TLF01 are wholly-owned by Terra Networks..
(2)	Recicla V and Vale Saúde Sempre are wholly-owned by POP.
(3)	Garliava was acquired on April 20, 2022 and merged by the Company on February 28, 2023.

24

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

12.b. Changes in investment balances

	Controlled	Joint Venture	Business combination	Other investments	Company Total investments	Total investments
Balance on December 31, 2022	573,803	352,101	5,518,622	137	6,444,663	368,195
Share of results in investees – equity method (statement of Income)	65,059	(14,678)	(32,260)	—	18,121	(14,678)
Dividends (Terra Networks)	(47,124)	—	—	—	(47,124)	—
Capital contribution - cash and cash equivalents (Vivo Money, Vivo Ventures and VivaE) and redemption of investment shares (Vivo Money)	50,070	3,117	—	—	53,187	3,117
Merger of Garliava	(79,028)	—	(5,486,362)	—	(5,565,390)	—
Investments of the subsidiary Vivo Ventures	—	—	—	—	—	26,053
Bonus subscription exercise (FiBrasil)	—	57,001	—	—	57,001	57,001
Other comprehensive results (Alliance and other investments)	—	(5,804)	—	(84)	(5,888)	(5,888)
Balance on September 30, 2023	562,780	391,737	—	53	954,570	433,800
Share of results in investees – equity method (statement of Income)	106,741	3,968	—	—	110,709	3,968
Dividends (IoTCo, AIX and ACT)	(2,885)	(51)	—	—	(2,936)	(51)
Capital contribution: with cash and cash equivalents (Vivo Money II) and with dividends (Terra Networks)	24,996	—	—	—	24,996	—
Capital transactions	—	23	—	—	23	23
Investments of the subsidiary Vivo Ventures	—	—	—	—	—	138
Other comprehensive results (Alliance and other investments)	(2,239)	998	—	(6)	(1,247)	992
Balance on December 31, 2023	689,393	396,675	—	47	1,086,115	438,870
Share of results in investees – equity method (statement of Income)	51,151	2,373	—	—	53,524	2,373
Dividends (Terra Networks)	(169,132)	—	—	—	(169,132)	—
Redemption of investment shares (Vivo Money)	72,355	10,319	—	—	82,674	10,319
Investments of the subsidiary Vivo Ventures	—	—	—	—	—	58,409
Other comprehensive results (Alliance and other investments)	—	16,902	—	(13)	16,889	16,889
Balance on September 30, 2024	643,767	426,269	—	34	1,070,070	526,860

The investments above include the an excess of liability over assets of R$1,977 of the subsidiary TGLog. The amount of the uncovered liability is presented as “Other liabilities”.

25

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

13. PROPERTY AND EQUIPMENT

13.a. Changes in balances

	Company
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2022	22,303,641	13,784,446	5,149,038	676,976	252,085	612,111	2,588,805	45,367,102
Additions	99,667	2,269,345	60,235	6,381	—	62,216	4,292,212	6,790,056
Write-offs, net(1)	(1,972)	(75,817)	(127)	(78)	(748)	(1,120)	(12,945)	(92,807)
Net transfers(2)	2,961,352	167,984	1,573,717	59,403	—	7,436	(4,858,557)	(88,665)
Subletting	—	(38,093)	—	—	—	—	—	(38,093)
Merger - Garliava	149	494,491	—	—	—	—	—	494,640
Depreciation (Note 25)	(2,501,132)	(2,727,880)	(1,358,047)	(261,569)	—	(143,477)	—	(6,992,105)
Balance on September 30, 2023	22,861,705	13,874,476	5,424,816	481,113	251,337	537,166	2,009,515	45,440,128
Additions	59,066	2,254,726	42,027	—	—	14,522	1,318,264	3,688,605
Write-offs, net(1)	(941)	(270,461)	(6)	(1)	(1,801)	(4,996)	1,250	(276,956)
Net transfers(2)	1,206,744	110,726	419,511	16,390	—	(1,264)	(1,796,047)	(43,940)
Subletting	—	1,293	—	—	—	—	—	1,293
Depreciation	(872,765)	(1,045,643)	(484,654)	(76,286)	—	(42,425)	—	(2,521,773)
Balance on December 31, 2023	23,253,809	14,925,117	5,401,694	421,216	249,536	503,003	1,532,982	46,287,357
Additions	59,926	2,564,441	58,824	—	—	45,588	4,542,614	7,271,393
Write-offs, net(1)	(12,757)	(75,493)	(111)	(403)	(3,918)	(917)	(15,554)	(109,153)
Net transfers(2)	2,288,643	304,564	1,651,585	34,540	—	7,000	(4,321,034)	(34,702)
Subletting	—	(26,823)	—	—	—	—	—	(26,823)
Depreciation (Note 25.)	(2,822,411)	(2,816,337)	(1,607,998)	(195,275)	—	(135,203)	—	(7,577,224)
Balance on September 30, 2024	22,767,210	14,875,469	5,503,994	260,078	245,618	419,471	1,739,008	45,810,848

Balance on December 31, 2023
Cost	88,585,448	42,669,569	29,511,295	6,571,209	249,536	5,656,128	1,532,982	174,776,167
Accumulated depreciation	(65,331,639)	(27,744,452)	(24,109,601)	(6,149,993)	—	(5,153,125)	—	(128,488,810)
Total	23,253,809	14,925,117	5,401,694	421,216	249,536	503,003	1,532,982	46,287,357

Balance on September 30, 2024
Cost	90,850,104	45,233,680	31,170,481	6,583,510	245,618	5,693,330	1,739,008	181,515,731
Accumulated depreciation	(68,082,894)	(30,358,211)	(25,666,487)	(6,323,432)	—	(5,273,859)	—	(135,704,883)
Total	22,767,210	14,875,469	5,503,994	260,078	245,618	419,471	1,739,008	45,810,848

26

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Switching and transmission equipment	Infrastructure	Lending equipment	Terminal equipment	Land	Other P&E	Assets and facilities under construction	Total
Balance on December 31, 2022	22,314,978	14,282,867	5,149,038	677,218	252,085	632,082	2,589,917	45,898,185
Additions	104,218	2,286,052	60,235	6,406	—	68,349	4,291,800	6,817,060
Write-offs, net (1)	(1,978)	(75,859)	(127)	(80)	(748)	(1,217)	(12,945)	(92,954)
Net transfers (2)	2,956,723	167,983	1,573,717	59,403	—	6,769	(4,855,170)	(90,575)
Subletting	—	(38,093)	—	—	—	—	—	(38,093)
Business combination (Vale Saúde Sempre)	—	—	—	—	—	34	—	34
Depreciation (Note 25)	(2,502,140)	(2,744,021)	(1,358,047)	(261,640)	—	(149,300)	—	(7,015,148)
Balance on September 30, 2023	22,871,801	13,878,929	5,424,816	481,307	251,337	556,717	2,013,602	45,478,509
Additions	62,548	2,254,883	42,027	—	—	7,487	1,317,750	3,684,695
Write-offs, net (1)	(936)	(270,461)	(6)	(1)	(1,801)	(4,997)	1,251	(276,951)
Net transfers (2)	1,206,744	110,727	419,511	16,390	—	(1,239)	(1,796,048)	(43,915)
Subletting	—	1,293	—	—	—	—	—	1,293
Depreciation	(873,289)	(1,046,192)	(484,654)	(76,311)	—	(45,038)	—	(2,525,484)
Balance on December 31, 2023	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147
Additions	72,548	2,561,053	58,824	—	—	40,878	4,533,693	7,266,996
Write-offs, net (1)	(12,785)	(76,672)	(111)	(403)	(3,918)	(1,639)	(15,554)	(111,082)
Net transfers (2)	2,278,889	304,565	1,651,585	34,555	—	7,000	(4,311,296)	(34,702)
Subletting	—	(26,823)	—	—	—	—	—	(26,823)
Depreciation (Note 25.)	(2,824,012)	(2,816,477)	(1,607,998)	(195,313)	—	(142,578)	—	(7,586,378)
Balance on September 30, 2024	22,781,508	14,874,825	5,503,994	260,224	245,618	416,591	1,743,398	45,826,158

Balance on December 31, 2023
Cost	88,601,631	42,700,577	29,511,295	6,571,924	249,536	5,836,449	1,536,555	175,007,967
Accumulated depreciation	(65,334,763)	(27,771,398)	(24,109,601)	(6,150,539)	—	(5,323,519)	—	(128,689,820)
Total	23,266,868	14,929,179	5,401,694	421,385	249,536	512,930	1,536,555	46,318,147

Balance on September 30, 2024
Cost	90,869,155	45,259,505	31,170,481	6,584,241	245,618	5,864,422	1,743,398	181,736,820
Accumulated depreciation	(68,087,647)	(30,384,680)	(25,666,487)	(6,324,017)	—	(5,447,831)	—	(135,910,662)
Total	22,781,508	14,874,825	5,503,994	260,224	245,618	416,591	1,743,398	45,826,158

(1)	Infrastructure, includes R$64,363 and R$335,351 in 2024 and 2023, respectively, referring to the cancellation of lease agreements (Note 13.c)
(2)	Total balances refer to transfers between classes of fixed and intangible assets (Note 14.a).

13.b. Depreciation rates

The Company regularly performs an analysis of the useful life of its assets. In the third quarter of 2024, the Company performed assessments of the useful lives of property and equipment using the direct comparative method of market data. This study indicated the need for changes in the useful life and annual depreciation rates of some asset items (cables, metal cabinets and 2G and 3G technology items). These changes in the accounting estimate increased depreciation expense for the period ended September 30, 2024 by R$216,022.

27

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The annual depreciation rates, except for lease assets, which are presented in (Note 13.c), are as follows:

	Company						Consolidated
Description	09.30.2024			12.31.2023			09.30.2024			12.31.2023
Switching and transmission equipment and media	2.50%	to	23.08%	2.50%	to	19.67%	2.50%	to	23.08%	2.50%	to	19.67%
Infrastructure	2.50%	to	20.00%	2.50%	to	20.00%	2.50%	to	50.00%	2.50%	to	20.00%
Leased equipment (cell phones and modems)	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%	20.00%	to	50.00%
Terminal equipment	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	50.00%	10.00%	to	50.00%
Other P&E assets	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%	10.00%	to	25.00%

13.c. Additional information on leases

The balances and transactions of leases, included in property and equipment (Note 13.a), were:

	Consolidated
	Infrastructure	Switching and transmission equipment	Other	Total
Balance on December 31, 2022	11,082,417	245,216	81,008	11,408,641
Additions	2,228,008	8,583	(13,858)	2,222,733
Subletting (Note 13.a.)	(38,093)	—	—	(38,093)
Depreciation	(2,364,905)	(64,929)	(761)	(2,430,595)
Cancellation of contracts	(66,773)	—	—	(66,773)
Balance on September 30, 2023	10,840,654	188,870	66,389	11,095,913
Additions	2,214,919	11,551	(47,365)	2,179,105
Subletting (Note 13.a)	1,293	—	—	1,293
Depreciation	(925,296)	3,098	(551)	(922,749)
Cancellation of contracts	(268,578)	—	(4,867)	(273,445)
Balance on December 31, 2023	11,862,992	203,519	13,606	12,080,117
Additions	2,509,424	51,309	702	2,561,435
Subletting (Note 13.a)	(26,823)	—	—	(26,823)
Depreciation	(2,466,846)	(61,310)	(6,298)	(2,534,454)
Cancellation of contracts	(64,363)	(1,189)	(21)	(65,573)
Balance on September 30, 2024	11,814,384	192,329	7,989	12,014,702

Balance on December 31, 2023
Cost	25,166,150	395,901	133,432	25,695,483
Accumulated depreciation	(13,303,158)	(192,382)	(119,826)	(13,615,366)
Total	11,862,992	203,519	13,606	12,080,117

Balance on September 30, 2024
Cost	27,404,846	444,026	130,314	27,979,186
Accumulated depreciation	(15,590,462)	(251,697)	(122,325)	(15,964,484)
Total	11,814,384	192,329	7,989	12,014,702

28

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The depreciation rates for lease assets were:

	Company						Consolidated
Description	09.30.2024			12.31.2023			09.30.2024			12.31.2023
Infrastructure	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%	2.36%	to	92.31%
Switching and transmission equipment and media	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%	10.00%	to	66.67%
Other P&E assets	26.09%	to	37.50%	26.09%	to	37.50%	26.09%	to	40.00%	26.09%	to	40.00%

13.d. Property and equipment items pledged in guarantee

On September 30, 2024 and December 31, 2023, the consolidated values of property and equipment given as collateral in legal proceedings were R$106,876 and R$101,220, respectively.

13.e. Concession balance

The contractual Fixed Switched Telephone Service concession model, adopted in 1998 following the privatization of the telecommunications sector, served as the new basis for the provision of telecommunications services model in Brazil. Over 20 plus years, concessionaires have expanded the universalization of the fixed telephone service, which, before privatization, was expensive, out of reach of the populace and suffered long installation waits of months or even years. During this period, the concession contracts were affected by disruptive events affecting the original contracted financial terms, reducing revenue and increasing costs.

Faced with this scenario and with the end of the validity period of the concession contracts approaching, management is seeking a consensus with the regulatory body to offset these disruptive events.

However, management's efforts have largely been frustrated and discussions through administrative channels have been exhausted without consensus having been reached. Hence, on July 1, 2021, the Company signed an arbitration agreement with ANATEL. The Company submitted to the International Chamber of Commerce, on July 10, 2021, a request to initiate an arbitration against ANATEL, as provided for in the concession agreement and pursuant to Law 9,307/1996, as well as the General Telecommunications Law.

On March 21, 2022, the Company presented its opening arguments in the arbitration proceeding requiring, among other issues, the recognition of events that occurred during the concession agreement that need to be rebalanced in the Company's favor to preserve the conditions of the agreement, as well as compensation for the period in which the contract terms were untenable.

After the Company's initial arguments, in June 2022 ANATEL presented its defense. On August 19, 2022, the Company filed a reply to ANATEL's defense. On October 18, 2022, a response was presented by ANATEL. On November 17, 2022, the parties laid out the evidence and on December 8, 2022 a hearing was held with the arbitral tribunal for the presentation of the case.

The parties have initiated discussions on the possibility of seeking a potential consensual solution to the matters exposed in the arbitration, with the Federal Audit Court (“TCU”). Therefore, the Company presented a request to suspend the arbitration procedure, which was corroborated by ANATEL and accepted by the TCU and which is expected to be renewed while debates on a possible consensus continue. On September 26, 2023, ANATEL approved and then, on October 4, 2023, forwarded to the TCU the request for a Consensual Solution to resolve existing disputes between ANATEL and the Company, registered under Process No. 036.366/2023 -4.

29

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

On October 5, 2023, ANATEL presented the TCU with the request to open a Consensual Solution procedure.

On January 23, 2024, the Consensual Solution was accepted by the TCU, which established a Negotiation Committee, with a maximum period of 120 days to reach consensus.

In compliance with the aforementioned deadline, on May 23, 2024, the Negotiation Committee reached an understanding on the proposed terms and conditions of the Self-Composition Agreement for Adaptation of STFC Concession Contracts (“Agreement”) for an authorization instrument, to adapt the STFC concession regime for authorization, to be concluded in due course by the Company with ANATEL, TCU and the Ministry of Communications.

The proposal comprises: (i) ending administrative and judicial proceedings regarding the concession of the STFC in progress before ANATEL and/or respective courts; (ii) the withdrawal of the arbitration proceeding filed by the Company against ANATEL; (iii) the assumption by the Company of investment commitments to benefit the public interest to be carried out within a period of up to 10 years; and (iv) guarantee of maintenance of fixed telephone service in certain locations until 2028.

The proposed Agreement was approved by the Company's Board of Directors on June 26, 2024, and is subject to final approval by the TCU and the Federal Attorney General's Office (“AGU”). Once the terms and conditions of the proposal approved by the Board of Directors have been confirmed by the TCU and AGU, the Company's Board of Directors is authorized to perform all acts and conclude the Agreement, as well as the documents that are necessary to achieve the Agreement and its terms.

13.f. Amendments to the Model

On October 4, 2019, Law 13,879/2019 was published (arising from PLC 79/2016), which introduced changes to the telecommunications regulatory framework, by allowing fixed-line telephone concessionaires to migrate from a concession regime to a concession regime. authorization subject to lower regulatory charges, including those associated with the continuity and universalization of the STFC in the concession area, as well as possible restrictions on the assets associated with its provision.

In accordance with this Law, ANATEL presented on July 5, 2022 a model to estimate the economic value associated with the adaptation of the concession instrument for authorization, to be validated by the TCU.

In a session held on March 22, 2023, the methodology applied by ANATEL was approved by the TCU, but with the determination that ANATEL guarantees the adoption of values close to market values for the evaluation of reversible assets considered most relevant. The process was forwarded to ANATEL, which evaluated and approved on July 24, 2023 the balance of the adequacy of the service (from concession to authorization) based on the determinations presented by the TCU, presenting a new estimate of economic value.

The value of the balance should be assessed by the Company within 120 days, however with the possibility of an agreement within the scope of the consensual solution with the TCU, ANATEL granted the suspension of the aforementioned period. In any case, if the balance value is confirmed and accepted by the Company, it will be converted into investment projects not yet defined by ANATEL.

30

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

13.g. Reversible assets

The concession contract for the Company's STFC identifies the assets essential to the provision of such service in the concession area.

On April 12, 2021, Resolution 744 was published in the official gazette (“DOU“), approved by the Ministry of Telecommunications and by the Board of Directors of ANATEL on April 4, 2021, which addresses the Regulation of Continuity of Provision of Switched Fixed Telephone Service Intended for Use of the General Public under the Public Regime (“RCON“).

The Resolution, which became effective on May 3, 2021, addresses how the continuity of STFC services under the concession regime are treated once the Company's STs STFC concession contract terminates. The assets identified as being essential to the provision of multiple services, among which the STFC for the public system, will be included in a contract for the assignment of their rights of use, to be agreed under fair and reasonable economic terms and conditions, transferring them from the Company to the new Concessionaire or the Federal Government, should they wish to make use of such assets to maintain the continuity of STFC provision under the public regime.

The assets, being deemed essential, are effectively and exclusively used to ensure the continuity and timely provision of STFC under the public regime, and will be revert to the Public Authority, according to the terms of the RCON, if such service continues to be provided, either by the Federal authority, or by a new Concessionaire, under a public agreement. Hence, the assets for the exclusive use of the STFC and, therefore, subject to the 'reversal regime' provided for in the regulation, constitute a residual and decreasing asset of the Company.

Accordingly, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be returned to the Federal Government. The shared assets and those used exclusively for the STFC will fall within the scope of specific contracts already provided for in the operational manual of the Continuity Regulation, approved by Decision No. 269/2021/COUN/SCO, which complements provisions of the Continuity Regulation.

Although Resolution 744 requires a list of Reversible Assets (“RBR“) to be submitted to ANATEL, such obligation, upon approval under the contractual model described above, is merely informative by nature, in order to maintain transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

However, within the scope of the administrative proceeding TC no.003.342/2022-0, pending at the TCU, a technical report was issued addressing the new understanding that the RCON should be revised. This understanding will still be examined by the Court. The process is suspended due to a decision made by TCU minister.

31

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

14. INTANGIBLE ASSETS

14.a. Balances and changes

	Company
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2022	22,868,268	13,953,483	5,337,383	652,589	220,267	36,356	695,167	43,763,513
Additions	—	21,343	129,171	—	—	—	1,939,087	2,089,601
Write-offs, net	—	—	(821)	—	—	—	—	(821)
Net transfers(2)	—	1,071	1,888,892	—	—	—	(1,801,298)	88,665
Merger - Garliava	3,394,710	2,278,857	—	—	82,239	—	—	5,755,806
Amortization (Note 25)	—	(1,077,966)	(1,579,138)	(63,154)	(79,681)	(2,292)	—	(2,802,231)
Balance on September 30, 2023	26,262,978	15,176,788	5,775,487	589,435	222,825	34,064	832,956	48,894,533
Additions	—	41,789	50,295	—	—	—	737,411	829,495
Write-offs, net	—	—	(145)	—	—	—	—	(145)
Net transfers(2)	—	—	814,395	—	—	—	(770,455)	43,940
Amortization	—	(331,518)	(595,746)	(21,051)	(27,407)	(694)	—	(976,416)
Balance on December 31, 2023	26,262,978	14,887,059	6,044,286	568,384	195,418	33,370	799,912	48,791,407
Additions	—	23,919	434	—	—	—	2,003,220	2,027,573
Net transfers(2)	—	—	2,052,923	—	—	—	(2,018,221)	34,702
Amortization (Note 25.)	—	(986,155)	(1,713,722)	(63,154)	(82,218)	(1,983)	—	(2,847,232)
Balance on September 30, 2024	26,262,978	13,924,823	6,383,921	505,230	113,200	31,387	784,911	48,006,450

Balance on December 31, 2023
Cost	26,262,978	29,748,956	27,778,576	1,658,897	4,536,912	269,556	799,912	91,055,787
Accumulated amortization	—	(14,861,897)	(21,734,290)	(1,090,513)	(4,341,494)	(236,186)	—	(42,264,380)
Total	26,262,978	14,887,059	6,044,286	568,384	195,418	33,370	799,912	48,791,407

Balance on September 30, 2024
Cost	26,262,978	29,772,875	29,830,569	1,658,897	4,536,912	269,557	784,911	93,116,699
Accumulated amortization	—	(15,848,052)	(23,446,648)	(1,153,667)	(4,423,712)	(238,170)	—	(45,110,249)
Total	26,262,978	13,924,823	6,383,921	505,230	113,200	31,387	784,911	48,006,450

32

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Indefinite useful life	Finite useful life
	Goodwill(1)	Licenses	Software	Trademarks	Customer portfolio	Other intangible assets	Software under development	Total
Balance on December 31, 2022	26,361,829	16,291,751	5,348,538	656,551	333,790	36,430	696,361	49,725,250
Additions	—	21,343	131,223	—	—	—	1,939,388	2,091,954
Write-offs, net	—	—	(821)	—	—	—	—	(821)
Net transfers(2)	—	—	1,891,662	—	—	—	(1,801,087)	90,575
Business combination - Vita IT	(22,770)	—	—	(451)	(18,122)	12,324	—	(29,019)
	51,637	—	—	774	607	6,175	—	59,193
Amortization (Note 25)	—	(1,136,306)	(1,582,105)	(63,641)	(82,729)	(5,352)	—	(2,870,133)
Balance on September 30, 2023	26,390,696	15,176,788	5,788,497	593,233	233,546	49,577	834,662	49,066,999
Additions	—	41,789	50,938	—	—	—	738,290	831,017
Write-offs, net	—	—	(148)	—	—	—	—	(148)
Net transfers(2)	—	—	814,369	—	—	—	(770,454)	43,915
Amortization	—	(331,518)	(596,657)	(21,331)	(27,746)	(1,556)	—	(978,808)
Balance on December 31, 2023	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975
Additions	—	23,919	1,096	—	—	—	2,003,401	2,028,416
Net transfers(2)	—	—	2,053,883	—	—	—	(2,019,181)	34,702
Amortization (Note 25)	—	(986,155)	(1,716,824)	(63,993)	(83,239)	(4,565)	—	(2,854,776)
Balance on September 30, 2024	26,390,696	13,924,823	6,395,154	507,909	122,561	43,456	786,718	48,171,317

Balance on December 31, 2023
Cost	26,390,696	29,748,956	27,908,360	1,663,747	4,548,942	288,112	802,498	91,351,311
Accumulated amortization	—	(14,861,897)	(21,851,361)	(1,091,845)	(4,343,142)	(240,091)	—	(42,388,336)
Total	26,390,696	14,887,059	6,056,999	571,902	205,800	48,021	802,498	48,962,975

Balance on September 30, 2024
Cost	26,390,696	29,772,875	29,961,974	1,663,747	4,548,942	288,112	786,718	93,413,064
Accumulated amortization	—	(15,848,052)	(23,566,820)	(1,155,838)	(4,426,381)	(244,656)	—	(45,241,747)
Total	26,390,696	13,924,823	6,395,154	507,909	122,561	43,456	786,718	48,171,317

(1)	Refer to the operations of Santo Genovese Participações (2004); Spanish and Figueira (2006); Telefônica Television Participações (2008); Vivo Participações (2011); GVT Participações (2015); Garliava and Vita IT (2022) and Vale Saúde Sempre (2023).
(2)	Total balances refer to transfers between classes of property and equipment and intangible assets (Note 13.a).

14.b. Amortization rates

	Company						Consolidated
Description	09.30.2024			12.31.2023			09.30.2024			12.31.2023
Licenses	3.60%	to	24.00%	3.60%	to	20.34%	3.60%	to	24.00%	3.60%	to	20.34%
Software	20.00%			20.00%			20.00%			20.00%
Trademarks	5.13%			5.13%			5.13%	to	23.50%	5.13%	to	23.50%
Customer portfolio	10.00%	to	12.50%	9.52%	to	12.50%	10.00%	to	20.70%	9.52%	to	20.70%
Other intangible assets	20.00%			20.00%			6.67%	to	20.00%	6.67%	to	20.00%

33

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

14.c. Licenses / Authorizations

Extensions of authorizations for the use of radio frequency bands

Information on the authorizations of each sub-band held by the Company for use in the SMP, as well as the events that occurred in 2024 related to their respective extensions (when applicable) is presented below.

Subband-Radio Frequency	Geographic coverage	Comments	Expiration of authorizations
700 MHz	National	—	2029
850 MHz (1)	National (except AL, CE, PB, PE, PI e RN)	GO (sector 24 of PGO); MS (sector 21 of the PGO); MG (PGO sector 2); RS (sector 29 of the PGO) and SP (except sector 33 of the PGO)	2028
900 MHz	MG, AM, RR, AP, PA, MA, BA, SE e SP (except area 11)	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022	2031-2032
1.800 MHz	National (except MG)	—	2032
	National (except area 43 - PR)	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022	2031-2032
900 MHz / 1.800 MHz	MG (sector 3 PGO)	—	2035
	MG (sector 2 PGO)	—	2032
2.100 MHz	National	—	2038
	ES, MG, AM, AP, PA, MA, RR, AL, CE, PB, PE, PI, RN, AC, RO, MT, MS, TO, GO, DF, SP (except sector 33 PGO), RS, PR and SC	Authorizations from the acquisition of part of UPI Ativos Móveis from Oi in 2022	2038
2.300 MHz	RJ, SP, ES, MG, AM, AC, AP, RR, RO, TO, PA, MT, MS, GO and DF	SP (except sector 33 PGO); MG (sector 2 PGO); MS (sector 21 PGO) and GO (sector 24 PGO)	2041
2.500 MHz	National	—	2027-2031
3.500 MHz	National	—	2041
26 GHz	National	—	2041

(1) Extension of authorizations in 850 MHz: In accordance with the provisions of Agreement No. 618, of November 26, 2020, ANATEL extended, until November 29, 2028, the terms of authorization for the use of the 850 MHz subbands held by the Company in the States of São Paulo, Mato Grosso, Acre, Rondônia and Mato Grosso do Sul (except sector 22), whose terms ended, respectively, in the months of January, March, July, July and September 2024. As with other authorizations in 850 MHz, ANATEL determined that the amount due for the extension must be calculated at based on net present value (“NPV”) parameters, in order to reflect, according to ANATEL, the real economic value (market value) of the sub-range

15. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Social charges and benefits	771,366	519,842	829,820	564,001
Profit sharing	347,152	490,778	366,416	513,862
Share-based payment plans (Note 29)	114,574	151,904	115,891	154,689
Salaries and wages	34,227	30,309	36,783	31,897
Others	—	—	20,632	20,885
Total	1,267,319	1,192,833	1,369,542	1,285,334

Current	1,213,558	1,133,158	1,294,655	1,204,183
Non-current	53,761	59,675	74,887	81,151

34

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

16. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Sundry suppliers (Opex, Capex, Services e Material)	8,233,276	6,885,611	8,623,880	7,213,698
Related parties (Note 28)	680,416	603,047	590,177	509,836
Amounts payable (operators, cobilling)	234,628	221,777	234,629	221,777
Interconnection / interlink	294,121	224,634	294,121	224,634
Total	9,442,441	7,935,069	9,742,807	8,169,945

17. TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
FISTEL fee(1)	4,618,867	3,502,492	4,618,867	3,502,492
ICMS	1,281,101	1,299,825	1,347,036	1,360,800
PIS and COFINS	342,242	349,293	374,089	371,126
Fust and Funttel	103,138	99,710	103,138	99,710
Other taxes	168,404	145,730	188,492	167,109
Total	6,513,752	5,397,050	6,631,622	5,501,237

Current	1,549,328	1,561,819	1,603,476	1,605,505
Non-current	4,964,424	3,835,231	5,028,146	3,895,732

(1)	Refers to the remaining balances from 2020 to 2024 which, according to the decisions of the Federal Regional Court of the First Region, the liability is suspended. The amount is classified as a non-current liability, being corrected by SELIC..

18. DIVIDENDS AND INTEREST ON EQUITY (IOE)

18.a. Interest on equity receivable

	Company
	2024	2023
Balance at the beginning of the year	2,503	15,422
Supplementary dividends for the 2023 financial year - Terra Networks	169,132	47,124
Receipt of interest on IoTCo's equity	(2,452)	—
Balance on September, 30	169,183	62,546
2023 dividend receipt - Terra Networks		(39,546)
Capital increase in subsidiary - Terra Networks		(23,000)
Dividends and interest on equity receivable (IoTCo, AIX and ACT)		2,503
Balance at the end of the year		2,503

The consolidated information presents a R$51 receivable from AIX and ACT.

For the purposes of the statement of cash flow, interest on equity and dividends received from the subsidiary are classified as “Investing Activities“.

35

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

18.b. Dividends and interest on equity payable

18.b.1. Balances

	Consolidated
	09.30.2024	12.31.2023
Telefónica	624,246	713,232
Telefónica Latinoamérica Holding	599,161	684,570
Telefónica Chile	921	1,053
Telefónica IoT & Big Data Tech	—	2,453
Non-controlling shareholders	772,180	846,576
Total	1,996,508	2,247,884

18.b.2. Changes

	Consolidated
	2024	2023
Balance at the beginning of the year	2,247,884	3,187,417
Supplementary dividends for 2023	—	826,731
Interim interest on equity (net of IRRF) and dividends	1,619,250	1,348,100
Unclaimed dividends and interest on equity	(56,418)	(84,597)
Payment of dividends and interest on equity	(1,821,575)	(3,503,590)
IRRF on shareholders exempt/immune from interest on equity	7,367	1,343
Balance on September 30, 2024	1,996,508	1,775,404
Unclaimed dividends and interest on equity		852,453
Unclaimed dividends and interest on equity		(55,169)
Payment of dividends and interest on equity		(329,022)
IRRF on shareholders exempt/immune from interest on equity		4,218
Balance at the end of the year		2,247,884

For the purposes of the statement of cash flow, interest on equity and dividends paid to shareholders are recognized in “Financing Activities“.

19. PROVISION AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed at different court levels. Management of the Company and its subsidiaries, under the advice of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Information on the composition and movement of provision, the unfavorable outcome of which is considered probable, in addition to contingent liabilities, provision for dismantling, amounts to be refunded to customers and provision for fines for cancellation of lease contracts, is presented below.

36

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

Provision for legal demands: The Company and its subsidiaries are party to administrative; labor, tax, civil and regulatory claims; accounting provision are recorded in respect of claims when the likelihood of loss is classified as probable. The assessment of the likelihood of loss includes an analysis of available evidence, the hierarchy of laws, available case law, the latest court decisions law and their relevance in the legal system, as well as the advice of outside legal counsel. Provisions are reviewed and adjusted for changes in circumstances, such as the applicable statute of limitations, tax audit conclusions, or additional exposures identified based on new matters or court decisions.

Contingent consideration (PPA): Refers to contingent liabilities arising from the PPA generated in the acquisition of control of VivoPart. in 2011, GVTPart. in 2015, Garliava and Vita IT in 2022), and VSS (2023), related to civil, labor and tax lawsuits at their fair value in the business combination.

Provision for fines for canceling lease agreements: Refers to the provision for fines for canceling lease agreements arising from Garliava, resulting from the sale or shutdown of sites.

Provision for decommissioning of assets: Refers to costs to be incurred due to returning sites to owners (locations intended for tower and equipment installation on leased property) to the same condition as the date of execution of the initial lease agreement. These costs are provisioned and discounted to present value for the amounts expected to settle the obligation using estimated cash flows and they are recognized as part of the cost of the corresponding asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to decommissioning of assets. The financial effect of the discount is recorded as incurred and recognized in the statement of income as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to, or deducted from, the cost of the asset.

Amounts to be refunded to customers (Supplementary Law No. 194/2022): On July 23, 2022, Complementary Law No. 194, was enacted, addressing taxes on various sectors considered by the respective Law as essential and indispensable goods and services, leading to a reduction in the tax rate ICMS on communications services and the respective refund of these amounts to customers.The refunds to customers were recorded in the second half of 2022, as discounts granted and returns of gross operating revenue.

37

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

19.a. Balances and changes

	Company
	Provision for legal demands
	Tax	Regulatory	Civil	Labor	Contingent considerations	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2022	2,389,825	1,869,035	1,187,314	517,577	492,837	—	395,902	599,605	7,452,095
Merger - Garliava	—	—	3	—	456,379	454,857	53,512	2,277	967,028
Additions (reversal), net (Note 26)	62,254	5,357	235,978	263,843	(18,115)	69,474	(31,686)	—	587,105
Other additions (reversal)	—	—	(160)	—	—	—	4,509	—	4,349
Write-offs due to payment	(15,351)	(136,586)	(364,735)	(258,343)	—	(86,878)	—	(505,015)	(1,366,908)
Interest accruals (Note 27)	122,098	113,828	213,116	112,516	49,038	—	8,714	—	619,310
Balance on September 30, 2023	2,558,826	1,851,634	1,271,516	635,593	980,139	437,453	430,951	96,867	8,262,979
Additions (reversal), net	19,210	(69,809)	65,907	104,323	(9,071)	(329,672)	(34,857)	—	(253,969)
Other additions	—	—	(530)	—	—	—	4,462	—	3,932
Write-offs due to payment	(3,417)	(29,643)	(126,850)	(111,265)	—	(66,788)	—	(266)	(338,229)
Interest accruals	76,490	8,684	12,892	50,817	19,966	—	6,690	—	175,539
Balance on December 31, 2023	2,651,109	1,760,866	1,222,935	679,468	991,034	40,993	407,246	96,601	7,850,252
Additions (reversal), net (Note 26)(1)	(2,871)	(12,466)	198,824	298,332	(11,311)	7,837	(2,366)	—	475,979
Other additions (reversal)(1)	(484,654)	—	—	—	—	14,929	9,174	—	(460,551)
Write-offs due to payment	(32,953)	(11,450)	(245,710)	(315,114)	—	(2,983)	—	(5,903)	(614,113)
Interest accruals (Note 27)(1)	(271,675)	98,101	223,739	142,096	53,824	—	2,193	—	248,278
Balance on September 30, 2024	1,858,956	1,835,051	1,399,788	804,782	1,033,547	60,776	416,247	90,698	7,499,845

Balance on December 31, 2023
Current	15,034	32,363	333,347	378,376	—	40,993	222	96,601	896,936
Non-current	2,636,075	1,728,503	889,588	301,092	991,034	—	407,024	—	6,953,316
Total	2,651,109	1,760,866	1,222,935	679,468	991,034	40,993	407,246	96,601	7,850,252

Balance on September 30, 2024
Current	76,323	26,111	555,983	592,359	—	60,776	—	90,698	1,402,250
Non-current	1,782,633	1,808,940	843,805	212,423	1,033,547	—	416,247	—	6,097,595
Total	1,858,956	1,835,051	1,399,788	804,782	1,033,547	60,776	416,247	90,698	7,499,845

38

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Provision for legal demands
	Tax	Regulatory	Civil	Labor	Contingent considerations	Provision for fines for canceling lease agreements	Provision for decommissioning	Amounts to be refunded to customers	Total
Balance on December 31, 2022	2,483,427	1,869,035	1,192,900	540,190	978,072	482,620	462,705	601,882	8,610,831
Additions (reversal), net (Note 26)	64,615	5,357	236,731	264,513	(18,115)	69,474	(44,977)	—	577,598
Other additions	—	—	(160)	—	—	—	4,509	—	4,349
Write-offs due to payment	(15,353)	(136,586)	(366,588)	(265,091)	—	(114,641)	—	(505,015)	(1,403,274)
Business combination – Vita IT	—	—	—	—	(18,227)	—	—	—	(18,227)
Business combination – Vale Saúde Sempre	—	—	—	—	2,357	—	—	—	2,357
Interest accruals (Note 27)	126,037	113,828	213,006	112,720	49,596	—	8,714	—	623,901
Balance on September 30, 2023	2,658,726	1,851,634	1,275,889	652,332	993,683	437,453	430,951	96,867	8,397,535
Additions (reversal), net	19,210	(69,809)	65,969	102,343	(9,071)	(329,672)	(34,859)	—	(255,889)
Other additions	—	—	(530)	—	—	—	4,462	—	3,932
Write-offs due to payment	(3,417)	(29,643)	(127,240)	(112,048)	—	(66,788)	—	(266)	(339,402)
Business combination – Vale Saúde Sempre	1,063	—	—	936	(1,470)	—	—	—	529
Interest accruals	77,741	8,684	12,907	50,149	19,759	—	6,692	—	175,932
Balance on December 31, 2023	2,753,323	1,760,866	1,226,995	693,712	1,002,901	40,993	407,246	96,601	7,982,637
Additions (reversal), net (Note 26)(1)	(500)	(12,466)	200,326	298,222	(11,312)	7,837	(2,366)	—	479,741
Other additions (reversal)(1)	(489,082)	—	—	—	(409)	14,929	9,174	—	(465,388)
Write-offs due to payment	(32,995)	(11,450)	(247,443)	(317,456)	—	(2,983)	—	(5,903)	(618,230)
Interest accruals (Note 27)(1)	(268,133)	98,101	224,482	142,710	54,695	—	2,193	—	254,048
Balance on September 30, 2024	1,962,613	1,835,051	1,404,360	817,188	1,045,875	60,776	416,247	90,698	7,632,808

Balance on December 31, 2023
Current	15,034	32,363	334,152	381,606	—	40,993	222	96,601	900,971
Non-current	2,738,289	1,728,503	892,843	312,106	1,002,901	—	407,024	—	7,081,666
Total	2,753,323	1,760,866	1,226,995	693,712	1,002,901	40,993	407,246	96,601	7,982,637

Balance on September 30, 2024
Current	76,323	26,111	557,157	597,635	—	60,776	—	90,698	1,408,700
Non-current	1,886,290	1,808,940	847,203	219,553	1,045,875	—	416,247	—	6,224,108
Total	1,962,613	1,835,051	1,404,360	817,188	1,045,875	60,776	416,247	90,698	7,632,808

(1)	In 2024, includes the effects of the tax amnesty programs of the States of São Paulo and Paraná, described in item b) below, being:(i) R$26,546 of reversal of operational provisions, Note 26; (ii) R$374,271 reversal of interest accruals, Note 27; and (iii) R$484,654, referring to debt assumption (financing) of the residual balance, Note 20.

19.b. Tax provision and contingencies

Tax Amnesty Programs

State of São Paulo Amnesty Program – Law 17,843/2023

The Government of the State of São Paulo established, through Law 17,843/2023, a debt settlement and installment program to encourage the regularization of debts by offering discounts (“Amnesty and Refinancing Program”).

Based on the Law, the State Attorney General's Office (“PGE”) published notice no. 01/2024 enabling the transaction of ICMS debts, subject to late payment interest charges, higher than the SELIC, as long as in the courts with title executive (registration in Active State Debt).

The current discounts were 100% for late payment interest and 50% of the remaining balance, limited to the principal amount of the debt. Fees were charged to PGE on the total amount.

39

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

On April 22, 2024, the Company's Management, based on the opinion of its legal advisors, joined the Amnesty and Refinancing Program, for ICMS disputes, for the provisioned amount of R$727,821, which under according to the rules of the Program was reduced to R$371,052.

Upon joiningthe Amnesty Program, the Company recognized the accounting effects as follows: (i) write-off of provisions for contingencies of R$727,821 (Note 19); (ii) effects on results: reversal of financial expenses from accrued interest on contingency balances of R$329,937 (Note 27) and reversal of operating contingencies expenses of R$26,832 (Note 26) and; (iii) debt assumption of the net balance of R$371,052, which will be paid in up to 60 installments adjusted by the SELIC interest rate (Note 20).

State of Paraná Amnesty Program – Law 20,946/2021

The Government of the State of Paraná, through Law No. 20,946/2021, offered a debt settlement and installment program to taxpayers to encourage the regularization of debts with discounts (“Amnesty and Refinancing Program”).

Based on the Law, Decree No. 5,471/2024 was issued, allowing payment with a 70% reduction in fines and interest. Fees were levied on the total reduced amount for the PGE.

On September 20, 2024, the Company's Management, based as advised by its legal counsel, joined the Amnesty and Refinancing and Refinancing Program ICMS disputes, based on the provisioned amount of R$157,650, which under the Program, was reduced to R$113,602.

Upon joining the Amnesty and Refinancing Program, the Company recognized the accounting effects as follows: (i) write-off of provisions for contingencies of R$157,650 (Note 19); (ii) effects on the result: reversal of financial expenses of interest accruals on provisions for contingencies of R$44,334 (Note 27) and operating provision of R$286 (Note 26); (ii) assumption of debt of the net balance in the amount of R$113,602, which will be paid in up to 60 installments adjusted by the SELIC interest rate (Note 20).

	Company		Consolidated
Nature/Degree of Risk	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Provision	1,858,956	2,651,109	1,962,613	2,753,323
Federal	660,564	694,782	762,743	796,996
State	543,214	1,329,319	544,692	1,329,319
Municipal	52,600	48,917	52,600	48,917
FUST	602,578	578,091	602,578	578,091
Possible contingencies	38,281,761	36,796,698	38,601,316	36,963,009
Federal	4,285,518	3,512,272	4,308,511	3,534,240
State	23,603,364	23,128,716	23,603,473	23,130,420
Municipal	533,484	513,084	806,171	633,097
FUST, FUNTTEL and FISTEL	9,859,395	9,642,626	9,883,161	9,665,252

19.b.1. Tax provisions

Management, under advice of legal counsel, believes that the following losses present a probable risk of loss for the federal, state, municipal and regulatory (FUST) tax proceedings:

40

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the Federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) Social Investment Fund (Finsocial) offset amounts; (iv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/1998; and (v) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the State level for ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; (vii) non-taxation discounts to customers; (viii) unmeasured services; (ix) CIAP credit; (x) monthly subscription, not covered by the modulation of the effects resulting from the judgment of the STF; and (xi) fine for non-compliance with an accessory obligation.

Municipal taxes

The Company and/or its subsidiaries are party to Municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU“); (ii) Services tax (“ISS“) on equipment leasing services, non-core activities and supplementary activities and withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

19.b.2. Possible risk of loss - tax contingencies

Management, under advice of legal counsel, believes that the risk of loss for the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) is possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Federal level, which are awaiting decision at different court levels.

The more significant proceedings are: (i) contested non approval of requests for compensation submitted by the Company; (ii) INSS (a) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (b) meals for employees, withholding of 11% (assignment of workforce); and (c) Stock Options – requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) – on loan transactions, intercompany loans and credit transactions; (vii) IRRF on capital gain on the sale of the GVT Group to the Company; and (viii) exclusion of ICMS from the PIS and COFINS calculation base.

41

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the State level, related to ICMS, which are awaiting decision at different court levels: (i) rental of movable property; (ii) reversal of previously unused credits; (iii) service provided outside the State of São Paulo paid to theState ofSão Paulo; (iv) co-billing; (v) tax substitution with a fictitious tax base (tax guideline); (vi) use of credits on acquisition of electric power; (vii) secondary activities, value added and supplementary services; (viii) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (ix) deferred collection of interconnection (“DETRAF“ – Traffic and Service Provision Document); (x) credits derived from tax benefits granted by other states; (xi) disallowance of tax incentives related to cultural projects; (xii) transfers of assets among business units owned by the Company; (xiii) communications service tax credits used in provision of services of the same nature; (xiv) card donation for prepaid service activation; (xv) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvi) CDR/DETRAF fine; (xvii) own consumption; (xviii) exemption of public bodies; (xix) discounts granted; (xx) monthly subscription with discussion about minutes allowance; and (xxi) fine for non-compliance with an accessory obligation.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the Municipal level, which are awaiting decision at different court levels.

The more significant proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; and (h) services provided by third parties; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund (“FUST“)

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD“) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/2000, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2024 and December 31, 2023, the consolidated amount totaled R$5,795,921 and R$5,575,026, respectively.

Fund for Technological Development of Telecommunications (“FUNTTEL“)

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/2000 and Decree No. 3,737/2001, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/2013.

42

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2024 and December 31, 2023, the consolidated amount totaled R$2,018,859 and R$1,828,910, respectively.

Telecommunications Inspection Fund (“FISTEL“)

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On September 30, 2024 and December 31, 2023, the consolidated amount totaled R$2,068,381 and R$2,261,316, respectively.

19.c. Regulatory provision and contingencies

	Company / Consolidated
Nature/Degree of Risk	09.30.2024	12.31.2023
Provision	1,835,051	1,760,866
Possible contingencies	7,416,824	6,765,178

19.c.1. Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL, which were initiated on the grounds of alleged non-compliance with obligations established in sectoral regulations, as well as in legal proceedings that discuss, in the vast majority, sanctions applied by ANATEL at the administrative level. The main procedural aspects are the obligation to pay the burden of the mobile service (payment, every two years, referring to the right to use radio frequencies applicable to the SMP), the Company's obligations related to non-compliance with the rights of service consumers of telecommunications, compliance with quality indicators and compliance with coverage targets set out in the auction notice for acquiring the right to use spectrum.

A dispute arose as to which revenues should be considered for the payment of amounts due for the renewal of radio frequencies in relation to the payment of SMP charges. The Company, together with its legal advisors, concluded that a probable loss of R$739,318 is estimated on the payment of the SMP burden in relation to data revenue, due to the existence of unfavorable decisions at ANATEL in 2021 and in the courts with an unlikely prognosis of review; Company decided to begin paying such amounts to ANATEL from 2022.

19.c.2. Possible risk of losses - regulatory contingencies

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims on sanctions applied by ANATEL at the administrative level.

43

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

Significant cases with possible risks of loss in the regulatory contingency portfolio include:

•	Litigation regarding the revenues to be included in the calculation of the amount of encumbrance due to the extension of radio frequencies associated with the SMP and the STFC concession (except for SMP data revenues, as informed in item c.1, of this Note). In ANATEL's view, the calculation of the encumbrance should be based on 2% on the entire economic benefit arising from the provision of STFC/SMP service. In the Company's view, however, revenues that are not part of STFC/SMP service plans, such as interconnection, revenues earned in the 15th year of the licenses' validity, and others, should not be considered in the calculation of the burden. As a result of this divergence of understanding, the Company filed administrative and legal actions to challenge ANATEL's charges. In July 2024, ANATEL's Board of Directors judged the Monitoring and Control Procedure (“PAC”) regarding the calculation of the burden for the 2016 biennium, related to the extension of the radio frequency associated with the SMP, the result of which was favorable to the Company, as it decided to include the Terms of Lesser Scope in the calculation methodology, resulting in a reduction in values. Other processes may be impacted by this decision, pending recalculation by ANATEL.
•	In May 2018, the Company filed a lawsuit to annul the ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO“) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$199,075. On September 30, 2024 and December 31, 2023, the amount including interest and indexation accruals totaled approximately R$614,808 and R$586,512, respectively. The Company believes that the fine imposed is not legal and not due based, fundamentally, on the following defense arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL); and (ii) the calculation of the penalty is disproportionate and baseless. The process was sent for analysis and decision by the CADE Court; the MPF has yet to issue its opinion.
•	The Company's legal process to annul CADE's decision, which asserts that the operators (Claro, Oi Móvel and the Company) practiced anti-competitive conduct when forming the Consórcio Rede Correios to compete in electronic auction nº 144/2015, carried out by Empresa Brasileira de Correios and Telegraphs; as well as that there was alleged price discrimination, on the part of the Company, in relation to services offered to the company BT Brasil Serviços de Telecomunicações Ltda (“BT”), imposing a fine of R$28,394. Such action aims to seek annulment of the aforementioned sanction, based especially on (i) the absence of illegality in the formation of a consortium to participate in public bidding; (ii) non typical and impossibility of sanctioning by analogy and; (iii) lack of clear criteria for calculating the sanction and lack of reasonableness. The case is in the first instance awaiting ruling.
•	Process initiated by ANATEL to determine possible measures regarding the possible transfer of gains resulting from the STF decision, which excluded ICMS from the PIS/COFINS calculation basis between 2002 and 2017 in the concession plans. In this process, the Attorney General's Office and the technical area of ANATEL understand that such gains do not result from business efficiency, but rather from a change in the tax order. The return proposal suggested by ANATEL would be through a tariff review for basic plans and the construction of high-capacity backhaul infrastructure for alternative plans, totaling R$1,516,619 as of the judgment by ANATEL's Board of Directors in December 2023 , which we assess as having a possible chance of loss. This amount is part of the balance of the concession negotiations, especially in Process No. 036.366/2023-4 in progress at the TCU before the Secretariat for External Control of Consensual Resolution and Conflict Prevention (SecexConsenso) and Process No. 53500.013207/2023-74 before ANATEL. In the event that negotiations do not prosper, the case may be challenged through arbitration proceedings. The process had a suspensive effect pending judgment of the request for reconsideration by the ANATEL Board of Directors.

44

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)
•	Procedure for the Determination of Noncompliance with Obligations ("PADO"), which deals with coverage targets with an applied fine of R$127 million, could be converted commitment for an alternative means of complying with the sanction of the fine, for investment in installation of 4G radio base station in 188 locations without this technology. Installation should take place with in two and a half years, with maintenance costs equivalent to the period of one year. Installation cannot result from ran sharing agreements, swaps, network rentals, industrial exploitation contracts, or other contractual means. After confirmation of consent by ANATEL, compliance within the specified period will be monitored.
•	The Company is a party to lawsuits that discuss annulling contractual clauses and obligations linked, or not, to the suspension of services, non-increase in tariffs, repairs and maintenance of service poles, which do not involve a determined financial value and, at the current stage in found are invaluable. These processes are awaiting judgment in the courts.
•	On October 1, 2024, the Company was advised of a new process, a PAC for Reimbursement. The Company is analyzing the this process and, currently does not believe a regulatory risk is not probable.

19.d. Civil provision civil contingencies

	Company		Consolidated
Nature/Degree of Risk	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Provision	1,399,788	1,222,935	1,404,360	1,226,995
Possible contingencies	1,991,265	2,118,682	1,999,017	2,126,718

19.d.1. Civil provisions

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On September 30, 2024 and December 31, 2023, the provision was R$160,629 and R$157,960, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings of an to individual consumer level, relating to the non-provision of services and/or products sold. On September 30, 2024 and December 31, 2023, the provision was R$306,137 and R$304,454, respectively.
•	The Company and/or its subsidiaries are party to various civil proceedings of a collective consumerist and non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On September 30, 2024 and December 31, 2023, the provision was R$937,594 and R$764,581, respectively.

19.d.2. Possible losses - civil contingencies

Management, under advice of legal counsel, believes that the risk of losses is possible for the following civil proceedings:

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights of consumers or by the Consumer Protection (“PROCON“), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business.

45

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)
•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune“), a Brazilian company, filed lawsuits on November 20, 2001, against 23 wireless carriers claiming to own the patent for “Bina“, a caller ID. The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10,000.00 (Ten thousand Reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending the unfavorable decision until final judgment. A bill of review was filed in view of the sentence handed down on June 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. The expertise was carried out and then the claims were dismissed. The parties filed an appeal. On February 1, 2023, the Court of Justice of the Federal District and Territories (“TJDFT”) judged the appeals filed and, unanimously, dismissed them, upholding the sentence of inadmissibility. Subsequently, a Special Appeal was filed by Lune, which was not heard by the Superior Court of Justice. An internal appeal was filed by Lune, which has not yet been judged. Management is unable to reasonably estimate a liability with respect to this claim currently.

•	The Company, together with other operators that provide telecommunications services, is a defendant in discussions that contest the practice that operators adopt of imposing a limited period for the use of prepaid minutes. That is, the plaintiff alleges that the minutes of the prepaid package must not expire after the end of a specific period, and that they can be used at any time by the consumer. The request of the Federal Public Ministry was not accepted, and the processes are awaiting judgment of appeal by the Federal Regional Court (“TRF“) of the 1st Region. With the creation of the TRF of the 6th Region, the public civil action that was originally processed in Uberlândia/MG, was sent to the new TRF, which denied the necessary referral, maintaining the inadmissibility of the requests made by the MPF, with the decision of the TRF of the 6th region having already become final.

19.e. Labor provision and contingencies

	Company		Consolidated
Nature/Degree of Risk	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Provision	804,782	679,468	817,188	693,712
Possible contingencies	1,410,066	1,572,790	1,425,349	1,587,544

The labor provision and contingencies involve several labor claims of former employees and former outsourced employees (those claiming subsidiary obligor or joint liability), which claim, among others: differences in overtime pay, variable remuneration, salary parity, additional unhealthy or dangerous practices.

20. FINANCING, DEBENTURES AND LEASES

On September 30, 2024, the contractual conditions of loans, financing, debentures and leases are the same as in Note 21) Loans, Financing, Debentures, Leases and Other Creditors, disclosed in the financial statements for the year ended December 31, 2023, except for the income from the amounts received from the subscriptions to Tax Amnesty and Refinancing Programs, item a.4) and the loan agreement between CloudCo Brasil and TCCT, item a.5), of this Note.

46

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

20.a. Balance

	Consolidated
	09.30.2024			12.31.2023
	Current	Non-current	Total	Current	Non-current	Total
Leases (a.1)	4,257,608	9,720,642	13,978,250	3,877,090	9,718,949	13,596,039

Debentures (7th issue) (a.2)	1,587,933	2,000,000	3,587,933	221,589	3,500,000	3,721,589

Financing	216,284	1,469,550	1,685,834	376,981	1,042,618	1,419,599
5G Licences	61,621	985,949	1,047,570	351,291	949,395	1,300,686
Liabilities for the acquisition of a company (a.3)	22,002	44,240	66,242	25,690	63,198	88,888
Tax Refinancing and Amnesty Program (a.4)	128,845	330,557	459,402	—	—	—
Other creditors (a.5)	3,816	108,804	112,620	—	30,025	30,025
Total	6,061,825	13,190,192	19,252,017	4,475,660	14,261,567	18,737,227

20.a.1. Leases

The Company and its subsidiaries have contracts classified as leases, referring to: (i) rental of structures (towers and rooftops), resulting from sale and leaseback operations; (ii) rental of sites built in the Built to Suit (“BTS”) for the installation of antennas and other equipment and for transmission; (iii) rental of computer equipment; and (iv) rental of infrastructure and transmission means; offices, shops and commercial properties.

The consolidated annual weighted average rates of the lease contracts were 12.65% and 12.79%, with average maturity terms of 4.82 years and 5.38 years on September 30, 2024 and December 31, 2023, respectively).

The balances of the lease payables are as follows:

	Consolidated
	09.30.2024	12.31.2023
Nominal value payable	18,690,861	18,075,084
Unrealized financial expenses	(4,712,611)	(4,479,045)
Present value payable	13,978,250	13,596,039

Current	4,257,608	3,877,090
Non-current	9,720,642	9,718,949

20.a.2. Debentures

On July 14, 2022, the Company completed the payment of the 7th issue of simple debentures, not convertible into shares, unsecured, in two series. A total of 3,500,000 debentures were issued with a nominal unit value of R$1,000.00 (one thousand Reais), with a total nominal value of R$3,500,000, the settlement of the respective public offering was concluded with restricted efforts, being: (i) 1st series, with a nominal value of R$1,500,000, pays CDI + 1.12% p.a. Interest will be paid in semi-annual installments from January 12, 2023 and the principal will be paid upon maturity on July 12, 2025; and (ii) 2nd series, with a nominal value of R$2,000,000, pays CDI + 1.35% p.a. Interest will be paid in semi-annual installments from January 12, 2023 and the principal will be paid on July 12, 2027.

47

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The debentures have a sustainability component (Debentures linked to Environmental, Social and Corporate Governance (“ASG”) performance), which allows them to be classified as “Sustainability-linked”, under the terms required by the International Capital Market Association in the Sustainability-Linked Bond Principles, June 2020 version.

The debentures are subject to early maturity events, standard for this type of offer, as set out in clause 6.30 of “Early Maturity” of the Deed of Issuance (“Deed”), automatically or not, such as: (i) non-compliance , by the Company, of any pecuniary or non-pecuniary obligation relating to the debentures and/or provided for in the Deed, not resolved within the deadlines provided for in the Deed; (ii) liquidation, dissolution or extinction of the Company in the manner provided for in the Deed; (iii) spin-off, merger, incorporation, incorporation of shares or any form of corporate reorganization involving the Company, as provided for in the Deed; (iv) early maturity of any debts and/or financial obligations of the Company within the scope of the financial market and capital market operations, local or international, under the terms set out in the Deed; (v) make the distribution and/or payment of dividends, interest on equity or make any other payments to its shareholders, if the Company is in default with any of its pecuniary obligations relating to the debentures; and (vi) transfer, by the Company, by any means, assignment or promise of assignment to third parties, of the rights and obligations acquired or assumed in the documents relating to the debentures.

Failure to comply with or fulfill any of these covenants could result in default under the debenture indenture, which would have a material adverse effect on the Company's financial condition. These clauses are strictly monitored by the Company, aiming to ensure compliance with contractual obligations and guarantee the continuity of the debenture and maintenance of the Company's financial situation.

On September 30, 2024 and December 31, 2023, all applicable covenants had been complied with by the Company.

20.a.3. Liabilities for the acquisition of a companies

20.a.3.1. Acquisition of Vita IT by TIS

The value of the total consideration transferred for the acquisition in 2022 of Vita IT by TIS, an indirect subsidiary of the Company, was R$110,220, inflation indexed by the IPCA from the transaction date until payment. Of this amount, R$42,000 was paid in cash at the time of completion of the transaction, R$12,160 paid at September 30, 2024 and the remainder will be paid according to contractual clauses. The balances on September 30, 2024 and December 31, 2023 were R$62,757 and R$63,605, respectively.

20.a.3.2. Acquisition of Vale Saúde Sempre by POP

The total consideration transferred for the acquisition of Vale Saúde Sempre by POP, including the price adjustments agreed between the parties, was R$62,033, accruing DI rate interest between the date of the transaction and the respective payment. Of this amount, R$37,029 was paid in cash at the time of completion of the Transaction, R$26,576 paid at September 30, 2024 and the remainder will be paid, in accordance with contractual clauses. The balances on September 30, 2024 and December 31, 2023 were R$3,485 and R$25,283, respectively.

20.a.4. Tax Amnesty and Refinancing Program

As described in Note 19.b), Management, under the advice of its legal counsel, joined the Amnesty and Refinancing Programs for ICMS in the States of São Paulo and Paraná. As a result, the remaining balance of R$484,654 was classified as financing, which will be partially settled by offsetting a judicial deposit (for the State of São Paulo) and the remainder will be paid in up to 60 installments adjusted by the SELIC interest rate.

The balance on June 30, 2024 was R$459,402.

48

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

20.a.5. Other creditors

Includes information on transactions for the subscription of senior shares in Vivo Money FIDCs and the loan agreement of the subsidiary CloudCo Brasil, described below, whose balances on September 30, 2024 and December 31, 2023 were R$112,620 and R$30,025, respectively.

Subscriptions for senior shares in Vivo Money

In 2023 and 2024, Polígono made contributions to Vivo Money and Vivo Money II, through the subscription of senior shares, being: (i) in 2023: contributions of R$30,000 to Vivo Money; and R$25 on Vivo Money II; (ii) in 2024: contributions of R$37,289 to Vivo Money and R$804 to Vivo Money II.

These contributions mature on July 31, 2028, remuneration of 100% of the CDI, year 252 days, spread of 3.75% p.a. and amortization of the principal from August 31, 2025.

The balances on September 30, 2024 and December 31, 2023 were R$68,118 and R$30,025, respectively.

Loan agreement between CloudCo Brasil and Telefónica Cybersecurity & Cloud Tech (“TCCT”)

On September 26, 2024, the Company's subsidiary - CloudCo Brasil and TCCT (a Telefónica Group member company), entered into a loan agreement in the amount of €7,394 thousand (equivalent to R$44,991, principal amount), providing CloudCo Brasil with the financial capacity to meet its obligations for the acquisition of IPNET (Note 1.c.6).

The principal amount will be adjusted daily, until the date of effective settlement, by the Euribor 6M rate + 240 bps per year, from the date the principal is made available until the date of its effective payment (“interest”). Interest will be paid semi-annually starting on March 27, 2025 and the principal will be paid on September 27, 2027.

To mitigate risk exposure, a swap was contracted exchanging the exchange rate risk and fixed interest for CDI + 1.795% p.a.

The balance on September 30, 2024 was R$44,502.

20.b. Repayment schedule (non-current)

	Consolidated
Year	Leases	Debentures	5G Licences	Liabilities for the acquisition of companies	SP – Refinancing and Amnesty Program	Other creditors	Total
13 to 24 months	3,217,616	—	61,622	23,739	90,074	20,816	3,413,867
25 to 36 months	2,227,819	2,000,000	61,622	17,016	90,074	67,177	4,463,708
37 to 48 months	1,764,685		61,622	—	90,074	20,811	1,937,192
49 to 60 months	1,154,965	—	61,622	1,394	60,335	—	1,278,316
From 61 months	1,355,557	—	739,461	2,091	—	—	2,097,109
Total	9,720,642	2,000,000	985,949	44,240	330,557	108,804	13,190,192

49

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

20.c. Changes in balances

	Consolidated
	Leases	Debentures	5G Licences	Loans and financing	Liabilities for the acquisition of companies	Tax Refinancing and Amnesty Program	Other creditors	Total
Balance on December 31, 2022	12,032,603	3,736,833	1,843,971	1,073,090	615,299	—	—	19,301,796
Additions(1)	2,222,733	—	—	—	—	—	15,000	2,237,733
Exchange variation (Note 27)	—	—	—	(52,254)	—	—	—	(52,254)
Financial charges / Fair value (Note 27)	1,024,848	372,937	66,477	68,518	36,771	—	192	1,569,743
Business combination – Vale Saúde Sempre	—	—	—	—	25,815	—	—	25,815
Dispute settlement agreement – Oi mobile UPI Acquisition – Reversion to results for the period	—	—	—	—	(277,507)	—	—	(277,507)
Dispute settlement agreement – Oi mobile UPI acquisition – Compensation with judicial deposits	—	—	—	—	(277,507)	—	—	(277,507)
Write-offs (cancellation of contracts)	(71,607)	—	—	—	—	—	—	(71,607)
Write-offs (payments) – Principal	(1,833,934)	—	(285,250)	(1,056,060)	(24,038)	—	—	(3,199,282)
Write-offs (payments) – financial charges	(944,390)	(501,764)	(17,882)	(33,294)	(4,973)	—	(192)	(1,502,495)
Balance on September 30, 2023	12,430,253	3,608,006	1,607,316	—	93,860	—	15,000	17,754,435
Additions(1)	2,516,261	—	—	—	—	—	15,025	2,531,286
Financial charges / Fair value	367,722	113,584	39,086	(1)	1,299	—	751	522,441
Write-offs (cancellation of contracts)	(260,220)	—	—	—	(6,271)	—	—	(266,491)
Write-offs (payments) – Principal	(920,975)	—	(331,686)	—	—	—	—	(1,252,661)
Write-offs (payments) – financial charges	(537,002)	(1)	(14,030)	1	—	—	(751)	(551,783)
Balance on December 31, 2023	13,596,039	3,721,589	1,300,686	—	88,888	—	30,025	18,737,227
Additions(1)	2,561,435	—	—	—	—	484,654	83,084	3,129,173
Exchange variation (Note 27)	—	—	—	—	—	—	113	113
Financial charges / Fair value (Note 27)	1,181,768	309,766	34,375	—	4,143	13,595	6,212	1,549,859
Write-offs (cancellation of contracts)	(55,640)	—	—	—	—	—	—	(55,640)
Write-offs (payments) – Principal	(2,151,962)	—	(285,250)	—	(22,927)	(38,018)	—	(2,498,157)
Write-offs (payments) – financial charges	(1,153,390)	(443,422)	(2,241)	—	(3,862)	(829)	(6,814)	(1,610,558)
Balance on September 30, 2024	13,978,250	3,587,933	1,047,570	—	66,242	459,402	112,620	19,252,017

(1)	Rental income and the Tax Amnesty and Refinancing Program are non cash events.

21. DEFERRED REVENUE

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Contractual Liabilities (consumer contracts)(1)	805,008	768,806	1,130,782	963,407
Disposal of property and equipment(2)	63,388	68,699	96,918	97,414
Government grants	9,293	17,123	9,293	17,124
Other	7,974	7,997	7,973	8,658
Total	885,663	862,625	1,244,966	1,086,603

Current	756,076	738,343	1,113,084	960,078
Non-current	129,587	124,282	131,882	126,525

(1)	Refers to the balance of contractual liabilities of customers, deferred to match performance obligations over time.
(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met.

50

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

22. OTHER LIABILITIES

	Company		Consolidated
	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Reduction of the Company's capital (Note 1.c.2), net of IRRF	38,721	—	38,721	—
Surplus from post-employment benefit plans (Note 30)	1,127,342	1,066,574	1,139,193	1,077,083
Obligations payable to ANATEL(1)	1,013,058	929,520	1,013,058	929,520
Third-party withholdings(2)	165,339	195,701	172,948	205,315
Liabilities with related parties (Note 28)	118,529	9,115	117,853	5,671
Amounts to be refunded to customers	134,409	123,302	136,564	124,533
Other liabilities	40,445	44,939	38,903	43,558
Total	2,637,843	2,369,151	2,657,240	2,385,680

Current	664,050	501,711	673,785	509,495
Non-current	1,973,793	1,867,440	1,983,455	1,876,185

(1)	Includes the cost of renewing STFC and SMP licenses and SMP licenses and the extension of the authorization to use radio frequencies for the exploitation of SMP (Note 14.b).
(2)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

23. EQUITY

23.a. Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common shares without requiring it first to adjust its bylaws. The Board of Directors is authorized to deliberate any increase and consequent issue of new shares within this limit.

Brazilian Corporation Law (Law no. 6404/1976, Article 166, item IV) – establishes that capital may be increased by an Extraordinary Shareholders' Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

The shareholders will have preemptive rights to subscribe for a capital increase, in proportion to their number of shares. By resolution of the Board of Directors, the preemptive right in the issuance of shares, convertible debentures and subscription bonus, whose placement may be made through sale on the Stock Exchange or public subscription, exchange for shares in a public offer for acquisition may be excluded control, under the terms of articles 257 and 253 of the Corporation Law, as well as enjoy tax incentives, under the terms of special legislation, as provided for in article 172 of the Corporation Law.

As described in Note 1.c.2), the Company reduced its share capital by R$1,500,000, without canceling shares, keeping the number of shares and the percentage of shareholders' participation in the Company's share capital unchanged.

The subscribed and paid-in share capital was R$62,071,416 and R$63,571,416 on September 30, 2024 and December 31, 2023, respectively, represented by shares, all common, book-entry and with no par value, distributed as follows:

51

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

	09.30.2024		12.31.2023
Shareholders	Number	%	Number	%
Controlling Group	1,244,240,476	75.29%	1,244,240,476	75.29%
Telefónica	634,398,912	38.38%	634,398,912	38.38%
Telefónica Latinoamérica Holding	608,905,051	36.85%	608,905,051	36.85%
Telefónica Chile	936,513	0.06%	936,513	0.06%
Other shareholders	388,376,028	23.50%	408,343,528	24.71%
Treasury Shares	19,971,856	1.21%	4,356	— %
Total shares	1,652,588,360	100.00%	1,652,588,360	100.00%
Treasury Shares	(19,971,856)		(4,356)
Total shares outstanding	1,632,616,504		1,652,584,004

Book value per outstanding share:
On 09/30/2024				R$ 42.28
On 12/31/2023				R$ 42.10

23.b. Company's share buyback program

On March 4, 2024, the Company's Board of Directors, in accordance with article no. 15, item XV of the Company's Bylaws and CVM Resolution no. 77/2022, approved a new share buyback program issued by the Company ("Program"), which aims to acquire common shares issued by the Company for maintenance in treasury, subsequent cancellation or sale, without reducing share capital, with the purpose of increasing value for shareholders through the efficient application of available cash resources, optimizing the allocation of the Company's capital.

On August 30, 2024, the Company's Board of Directors approved an amendment to the Program, increasing the maximum amount of funds that may be used to repurchase shares from R$1 billion to R$1.5 billion, maintaining all other terms and conditions of the Program, as announced on March 4, 2024, except for the number of shares (i) in circulation, (ii) held in treasury and (iii) that may be acquired, which were updated due to the time lapse since the approval of the Program. The repurchase of shares will be carried out using funds available in the statutory profit reserve, and the result recorded in the current year may also be used, pursuant to article 8, § 1, items I and II of CVM Resolution No. 77/2022.

Considering the base date of July 31, 2024, the maximum number of common shares that can be acquired, in accordance with the legal limit, is 30,332,692 common shares, already discounted from the 10,499,456 common shares held in treasury, as disclosed in the Material Fact of August 30, 2024.

This program is effective from March 5, 2024 and ends on March 4, 2025.

In the period ended September 30, 2024, the Company repurchased 19,971,856 common shares for R$992,051.

23.c. Capital reserves

The balance was R$63,095 on September 30, 2024 and December 31, 2023, subdivided into:

•	Special goodwill reserve: Refers to the tax benefit generated by the merger of Telefônica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholder (Telefónica and TLH) after the realization of the tax credit, pursuant to CVM Instruction 319/1999. The balance was R$63,074 on September 30, 2024 and December 31, 2023.
•	Treasury shares: The balance was R$194 on September 30, 2024 and December 31, 2023.
•	Other capital reserves: Refers to the effects of capital transactions occurring in the acquisition, disposal and merger of companies by the Company and/or its subsidiaries. The balance was R$215 on September 30, 2024 and December 31, 2023.

52

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

23.d. Income reserves

The balances were R$4,992,920 and R$5,885,575 on September 30, 2024 and December 31, 2023, respectively, subdivided into:

•	Legal reserve: A statutory reserve, under corporate law, formed by appropriating 5% of the net profit for the year, until it reaches 20% of the paid-in share capital. The legal reserve may only be used to increase share capital and to offset accumulated losses. The balance on September 30, 2024 and December 31, 2023 was R$3,841,022.
•	Treasury shares: Refers to the repurchases of 19,971,856 common shares, as provided for in the Company's share repurchase program. The balance of this item was R$992,051 on June 30, 2024.
•	Tax incentives: The Company has tax benefits related to: (i) ICMS in the States of Minas Gerais and Espírito Santo, referring to credits granted with the competent bodies linked to investments in the installation of SMP support equipment, fully functioning and operational, in accordance with current regulations, which ensure that the locations listed in the notice are included in the SMP coverage area; and (ii) 75% reduction in the IRPJ levied on profit earned in the states in the North and Northeast regions of the country (SUDAM and SUDENE areas). The portion of these tax benefits was excluded from the calculation of dividends and may only be used in cases of capital increase or loss absorption. The balances were R$412,977 and R$313,581 on September 30, 2024 and December 31, 2023, respectively.
•	Reserve for Remuneration to Shareholders and Investments: Statutory reserve created by the Company under the terms of article 194 of the Brazilian Corporation Law, allowing upon Management's proposal for, up to 50% of the net profit for the year to be appropriated, provided that the balance of the reserve does not exceed, in total, the corresponding 20% of the Company's share capital, in order to preserve resources for: (i) repurchase, redemption, reimbursement or amortization of shares issued by the Company itself; (ii) distribution of dividends to shareholders, including interim or interim dividends or in the form of interest on equity; and (iii) investments related to the Company's activities. On April 11, 2024, the Company's EGM approved the creation of this statutory reserve, and, at the Annual General Meeting (“AGM”) immediately following this EGM, the allocation of R$1,730,972 of the net profit for the year ended December 31, 2023 to the aforementioned reserve. The balance of was R$1,730,972 on September 30, 2024 and December 31, 2023. This reserve will be reduced by the repurchases of common shares carried out by the Company, at the time of the effective cancellation of the shares.

23.e. Dividend and interest on equity

The amounts of interest on own capital per share are calculated and presented net of withholding income tax (IRRF). Tax immune shareholders received interest on full equity, without withholding income tax.

23.e.1. Interim interest on equity for 2024

At meetings of the Company's Board of Directors, interest on equity was declared, in accordance with article 26 of the Company's Bylaws, article 9 of Law No. 9,249/1995 and CVM Resolution No. 143/2022. As provided for in article 26 of the Company's Bylaws, such interest will be attributed to the mandatory dividend for the year ending on December 31, 2024, ad referendum of the Shareholders' AGM to be held in 2025, as follows:

53

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

Dates
Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
03/14/2024	03/28/2024	04/30/2025	300,000	255,000	0.15430380506
04/16/2024	04/29/2024	04/30/2025	380,000	323,000	0.19558005970
06/14/2024	06/26/2024	04/30/2025	175,000	148,750	0.09029252997
07/15/2024	07/26/2024	04/30/2025	650,000	552,500	0.33628052957
08/14/2024	08/26/2024	04/30/2025	400,000	340,000	0.20753991232
Total			1,905,000	1,619,250

23.e.2. Interest on Equity and Dividends for 2023

At the AGM held on April 11, 2024, the accounts were approved, and the Management Report and Financial Statements were examined, discussed and voted on, as accompanied by the Independent Auditors' Report, the Opinion of the Audit and Control Committee and the Opinion of the Fiscal Council, referring to the year ending on December 31, 2023, as well as the proposal for the allocation of the 2023 results.

The details of the allocation of results are the same as those disclosed Note 24) Shareholders' Equity, item d), disclosed in the financial statements for the year ended December 31, 2023.

	Dates
Nature	Approval	Credit	Payment limit	Gross Amount	Net Value	Amount per Share, Net
IOE	02.15.2023	02.28.2023	10.18.2023	106,000	90,100	0.05420598981
IOE	03.15.2023	03.31.2023	10.18.2023	290,000	246,500	0.14834705593
IOE	05.15.2023	05.31.2023	04.23.2024	320,000	272,000	0.16386448053
IOE	07.17.2023	07.31.2023	04.23.2024	405,000	344,250	0.20761977781
IOE	08.15.2023	08.31.2023	04.23.2024	265,000	225,250	0.13597484254
IOE	09.11.2023	09.22.2023	04.23.2024	200,000	170,000	0.10262252267
IOE	10.10.2023	10.23.2023	04.23.2024	150,000	127,500	0.07698872139
IOE	12.14.2023	12.26.2023	04.23.2024	850,000	722,500	0.43719411434
Total				2,586,000	2,198,100

23.f. Equity valuation adjustment

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Financial assets at fair value through other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges up to the balance sheet date.

54

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The changes in equity valuation adjustments, net of gains or losses and of taxes, when applicable, were as follows:

	Company / Consolidated
	Cumulative translation adjustment from investees abroad translation effects – foreign investments	Financial assets at fair value	Derivative transactions	Total
Balance on December 31, 2022	61,382	(9,214)	15	52,183
Translation losses	(5,804)	—	—	(5,804)
Losses from derivatives	—	—	(820)	(820)
Losses on financial assets at fair value	—	(55)	—	(55)
Balance on September 30, 2023	55,578	(9,269)	(805)	45,504
Translation gains	998	—	—	998
Gains from derivatives	—	—	212	212
Losses on financial assets at fair value	—	(5)	—	(5)
Balance on December 31, 2023	56,576	(9,274)	(593)	46,709
Translation gains	16,902	—	—	16,902
Gains from derivatives	—	—	593	593
Losses on financial assets at fair value	—	(9)	—	(9)
Balance on September 30, 2024	73,478	(9,283)	—	64,195

23.g. Non-controlling shareholders

	IoTCo Brasil	Vivo Ventures	CloudCo Brasil	Total
Equity on December 31, 2023	96,607	43,055	22,746	162,408
Company	48,313	42,195	11,375	101,883
Non-controlling shareholders	48,294	860	11,371	60,525

Capital contributions in the period	—	57,957	—	57,957
Company	—	56,797	—	56,797
Non-controlling shareholders	—	1,160	—	1,160

Statements of income movements in the period	12,065	2,969	9,383	24,417
Company	6,033	2,910	4,692	13,635
Non-controlling shareholders	6,032	59	4,691	10,782

Equity on September 30, 2024	108,672	103,981	32,129	244,782
Company	54,346	101,902	16,067	172,315
Non-controlling shareholders	54,326	2,079	16,062	72,467

55

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

23.h. Reconciliation of parent company and consolidated net income

	Three-month period ended		Nine-month period ended
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Company's net income (Company)	1,667,444	1,471,543	3,784,905	3,428,743
Participation of non-controlling shareholders	625	5,065	10,782	3,438
IoTCo Brasil	1,722	773	6,032	4,184
Vivo Ventures	(20)	8	59	(7)
CloudCo Brasil	(1,077)	4,284	4,691	(739)
Company's net income (Consolidated)	1,668,069	1,476,608	3,795,687	3,432,181

23.i. Earnings per share

Basic and diluted earnings per share were calculated by dividing net profit attributed to the Company's shareholders by the weighted average number of outstanding common shares. The Company has no instruments which might potentially affect the dilution of earnings per share.

	Company
	Three-month period ended		Nine-month period ended
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Net income for the period	1,667,444	1,471,543	3,784,905	3,428,743

Weighted average number of outstanding common shares for the period (in thousands)	1,639,541	1,657,215	1,647,589	1,659,915

Basic and diluted earnings per common share (R$)	1.02	0.89	2.30	2.07

24. NET OPERATING REVENUE

	Company				Consolidated
	Three-month period ended		Nine-month period ended		Three-month period ended		Nine-month period ended
	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Gross operating revenue	18,657,552	17,475,220	55,117,842	51,077,848	19,196,943	17,974,579	56,747,594	52,646,391
Services(1)	16,959,790	15,713,201	49,684,726	45,846,338	17,457,232	16,174,814	51,211,610	47,323,673
Sale of goods(2)	1,697,762	1,762,019	5,433,116	5,231,510	1,739,711	1,799,765	5,535,984	5,322,718

Deductions from gross operating revenue	(5,088,835)	(4,802,920)	(15,289,806)	(13,874,118)	(5,157,886)	(4,862,773)	(15,483,966)	(14,080,966)
Tax	(2,658,963)	(2,699,234)	(8,050,992)	(7,697,701)	(2,721,607)	(2,758,844)	(8,233,938)	(7,886,416)
Services	(2,400,620)	(2,315,547)	(7,014,979)	(6,558,549)	(2,450,691)	(2,368,265)	(7,165,274)	(6,730,627)
Sale of goods	(258,343)	(383,687)	(1,036,013)	(1,139,152)	(270,916)	(390,579)	(1,068,664)	(1,155,789)

Discounts granted and return of goods	(2,429,872)	(2,103,686)	(7,238,814)	(6,176,417)	(2,436,279)	(2,103,929)	(7,250,028)	(6,194,550)
Services	(1,910,584)	(1,595,156)	(5,574,483)	(4,709,158)	(1,910,585)	(1,595,155)	(5,574,486)	(4,722,225)
Sale of goods	(519,288)	(508,530)	(1,664,331)	(1,467,259)	(525,694)	(508,774)	(1,675,542)	(1,472,325)

Net operating revenue	13,568,717	12,672,300	39,828,036	37,203,730	14,039,057	13,111,806	41,263,628	38,565,425
Services	12,648,586	11,802,498	37,095,264	34,578,631	13,095,956	12,211,394	38,471,850	35,870,821
Sale of goods	920,131	869,802	2,732,772	2,625,099	943,101	900,412	2,791,778	2,694,604

(1)	Includes telephone services, use of interconnection network, data and SVA services, cable TV and other services.
(2)	Includes sale of goods (handsets, SIM cards and accessories) and equipment of "Vivo Tech".

56

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

There is no customer that contributed more than 10% of operating revenue for the quarters ended September 30, 2024 and 2023.

25. OPERATING COSTS AND EXPENSES

	Company
	Three-month period ended
	09.30.2024				09.30.2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,248,743)	(1,505,035)	(252,158)	(4,005,936)	(2,089,321)	(1,472,178)	(281,022)	(3,842,521)
Depreciation and amortization(1)	(3,027,169)	(419,315)	(208,896)	(3,655,380)	(2,817,638)	(384,293)	(211,411)	(3,413,342)
Personnel	(278,203)	(874,274)	(274,727)	(1,427,204)	(263,920)	(850,983)	(214,101)	(1,329,004)
Cost of goods sold	(1,023,525)	—	—	(1,023,525)	(1,040,742)	—	—	(1,040,742)
Taxes, charges and contributions	(505,376)	(9,769)	(8,148)	(523,293)	(544,739)	(4,178)	(10,634)	(559,551)
Estimated impairment losses on accounts receivable (Note 5)	—	(331,341)	—	(331,341)	—	(266,087)	—	(266,087)
Rental, insurance, condominium and connection means	(343,583)	(17,140)	(11,272)	(371,995)	(328,256)	(17,965)	(11,653)	(357,874)
Materials and other operating costs and expenses	(21,085)	(22,883)	(8,999)	(52,967)	(17,009)	(21,875)	(19,364)	(58,248)
Total	(7,447,684)	(3,179,757)	(764,200)	(11,391,641)	(7,101,625)	(3,017,559)	(748,185)	(10,867,369)

	Company
	Nine-month period ended
	09.30.2024				09.30.2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(6,711,635)	(4,426,006)	(793,200)	(11,930,841)	(6,339,333)	(4,388,124)	(765,442)	(11,492,899)
Depreciation and amortization(1)	(8,601,796)	(1,226,519)	(596,141)	(10,424,456)	(8,012,239)	(1,148,324)	(633,773)	(9,794,336)
Personnel	(830,544)	(2,581,793)	(757,791)	(4,170,128)	(778,608)	(2,503,267)	(630,694)	(3,912,569)
Cost of goods sold	(3,059,826)	—	—	(3,059,826)	(3,019,767)	—	—	(3,019,767)
Taxes, charges and contributions	(1,508,992)	(29,495)	(28,907)	(1,567,394)	(1,485,949)	(22,651)	(30,047)	(1,538,647)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,032,443)	—	(1,032,443)	—	(910,830)	—	(910,830)
Rental, insurance, condominium and connection means	(1,063,611)	(54,605)	(36,277)	(1,154,493)	(922,458)	(53,404)	(35,347)	(1,011,209)
Materials and other operating costs and expenses	(57,178)	(84,253)	(30,018)	(171,449)	(54,326)	(107,704)	(38,442)	(200,472)
Total	(21,833,582)	(9,435,114)	(2,242,334)	(33,511,030)	(20,612,680)	(9,134,304)	(2,133,745)	(31,880,729)

57

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

	Consolidated
	Three-month period ended
	09.30.2024				09.30.2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(2,501,288)	(1,501,728)	(265,523)	(4,268,539)	(2,337,638)	(1,458,123)	(289,721)	(4,085,482)
Depreciation and amortization(1)	(3,030,197)	(420,818)	(209,901)	(3,660,916)	(2,820,135)	(384,995)	(212,917)	(3,418,047)
Personnel	(341,824)	(896,754)	(286,884)	(1,525,462)	(332,893)	(863,667)	(226,226)	(1,422,786)
Cost of goods sold	(1,043,610)	—	—	(1,043,610)	(1,066,025)	—	—	(1,066,025)
Taxes, charges and contributions	(512,901)	(9,769)	(8,498)	(531,168)	(549,260)	(4,180)	(10,791)	(564,231)
Estimated impairment losses on accounts receivable (Note 5)	—	(360,007)	—	(360,007)	—	(291,029)	—	(291,029)
Rental, insurance, condominium and connection means	(343,305)	(16,492)	(11,868)	(371,665)	(328,462)	(17,934)	(12,359)	(358,755)
Materials and other operating costs and expenses	(22,150)	(28,118)	(9,436)	(59,704)	(17,935)	(20,001)	(19,987)	(57,923)
Total	(7,795,275)	(3,233,686)	(792,110)	(11,821,071)	(7,452,348)	(3,039,929)	(772,001)	(11,264,278)

	Consolidated
	Nine-month period ended
	09.30.2024				09.30.2023
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Third-party services	(7,513,681)	(4,412,271)	(824,318)	(12,750,270)	(7,029,109)	(4,377,148)	(785,219)	(12,191,476)
Depreciation and amortization(1)	(8,610,853)	(1,231,032)	(599,269)	(10,441,154)	(8,093,490)	(1,154,985)	(636,806)	(9,885,281)
Personnel	(1,024,733)	(2,646,181)	(794,564)	(4,465,478)	(974,811)	(2,536,258)	(663,567)	(4,174,636)
Cost of goods sold	(3,113,543)	—	—	(3,113,543)	(3,075,978)	—	—	(3,075,978)
Taxes, charges and contributions	(1,529,056)	(29,498)	(31,366)	(1,589,920)	(1,547,432)	(22,655)	(30,642)	(1,600,729)
Estimated impairment losses on accounts receivable (Note 5)	—	(1,142,694)	—	(1,142,694)	—	(1,024,046)	—	(1,024,046)
Rental, insurance, condominium and connection means	(1,063,110)	(52,734)	(38,044)	(1,153,888)	(932,503)	(53,190)	(37,656)	(1,023,349)
Materials and other operating costs and expenses	(66,810)	(80,349)	(31,713)	(178,872)	(57,503)	(103,424)	(39,515)	(200,442)
Total	(22,921,786)	(9,594,759)	(2,319,274)	(34,835,819)	(21,710,826)	(9,271,706)	(2,193,405)	(33,175,937)

(1)	Includes consolidated lease depreciation of R$2,534,454 and R$2,430,595 for the quarters ended September 30, 2024 and 2023, respectively (Note 13.c). For the period ended September 30, 2024, includes an increase in depreciation of R$216,022, related to changes in the useful life and annual depreciation rates of some asset items (cables, metal cabinets and 2G and 3G technology items), Note 13.b).

58

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

26. OTHER INCOME (EXPENSES), NET

	Company
	Three-month period ended		Nine-month period ended
	09.30.24	09.30.23	09.30.24	09.30.23
Recovered expenses and fines(1)	153,582	278,914	372,736	661,577
Provision for legal claims (Note 19)(2)	(142,252)	(166,006)	(470,508)	(549,317)
Other operating income (expenses)	70,067	170,021	(66,443)	210,367
Total	81,397	282,929	(164,215)	322,627

Other operating income	223,649	448,935	372,736	871,944
Other operating expenses	(142,252)	(166,006)	(536,951)	(549,317)
Total	81,397	282,929	(164,215)	322,627

	Consolidated
	Three-month period ended		Nine-month period ended
	09.30.24	09.30.23	09.30.24	09.30.23
Recovered expenses and fines(1)	154,917	279,000	374,660	665,603
Provision for legal claims (Note 19)(2)	(143,410)	(167,370)	(474,270)	(553,101)
Other operating income (expenses)	59,397	161,877	(87,792)	179,039
Total	70,904	273,507	(187,402)	291,541

Other operating income	214,314	440,877	374,660	844,642
Other operating expenses	(143,410)	(167,370)	(562,062)	(553,101)
Total	70,904	273,507	(187,402)	291,541

(1)	On September 30, 2023, includes tax credit of R$206,528 arising from decisions on legal proceedings in favor of the Company that recognized PIS and COFINS tax credits (Note 9). The remaining balance refers to contractual fines and other tax credits.
(2)	In 2024, it includes the amount of R$26,546, referring to the reversal of expenses for provisions for legal claims as a result of joining to the Amnesty and Refinancing Program, Note 19.b).

59

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

27. FINANCIAL INCOME (EXPENSES), NET

	Company
	Three-month period ended		Nine-month period ended
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Financial Income
Gain on derivative transactions (Note 31)	66,021	169,764	166,768	460,711
Interest income	144,552	144,330	430,127	350,252
Other foreign exchange gains and indexation(1)	53,667	104,043	132,677	469,221
Foreign exchange variations on loans and financing (Note 20)	—	(32,393)	—	52,254
Interest receivable (customers, taxes and other)	71,244	27,230	172,852	115,094
Other financial income	19,578	108,103	89,327	196,296
Total	355,062	521,077	991,751	1,643,828

Financial Expenses
Charges for financing, debentures and leases (Note 20)(2)	(484,723)	(555,127)	(1,540,149)	(1,554,538)
Interest on provision for legal claims (Note 19)(3)	(105,532)	(176,152)	(246,085)	(610,596)
Loss on derivative transactions (Note 31)	(75,139)	(160,817)	(151,481)	(571,221)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(153,537)	(145,178)	(405,990)	(410,310)
Other foreign exchange losses and charges (suppliers, taxes and others)	(29,671)	(23,760)	(121,625)	(113,334)
Other financial expenses	(39,204)	(40,573)	(113,297)	(123,010)
Total	(887,806)	(1,101,607)	(2,578,627)	(3,383,009)

Financial income (expenses), net	(532,744)	(580,530)	(1,586,876)	(1,739,181)

	Consolidated
	Three-month period ended		Nine-month period ended
	09.30.2024	09.30.2023	09.30.2024	09.30.2023
Financial Income
Gain on derivative transactions (Note 31)	69,604	169,764	171,957	460,711
Interest income	155,475	154,815	459,877	391,595
Other foreign exchange gains and indexation(1)	56,884	108,498	142,715	482,336
Foreign exchange variations on loans and financing (Note 20)	—	(32,393)	—	52,254
Interest receivable (customers, taxes and other)	71,715	28,163	174,886	117,985
Other financial income	19,949	110,245	96,832	200,628
Total	373,627	539,092	1,046,267	1,705,509

Financial Expenses
Charges for financing, debentures and leases (Note 20)(2)	(487,760)	(556,018)	(1,549,859)	(1,569,743)
Interest on provision for legal claims (Note 19)(3)	(107,453)	(178,196)	(251,855)	(615,187)
Loss on derivative transactions (Note 31)	(78,526)	(160,817)	(155,630)	(571,221)
Interest payable (financial institutions, trade accounts payable, taxes and other)	(154,106)	(145,900)	(407,643)	(414,255)
Foreign exchange variation on loans and financing (Note 20)	(113)	—	(113)	—
Other foreign exchange losses and charges (suppliers, taxes and others)	(33,225)	(26,148)	(129,613)	(120,538)
Other financial expenses	(41,427)	(41,909)	(118,824)	(127,676)
Total	(902,610)	(1,108,988)	(2,613,537)	(3,418,620)

Financial income (expenses), net	(528,983)	(569,896)	(1,567,270)	(1,713,111)

(1)	On September 30, 2023, includes tax credits of R$224,884 arising from decisions on legal proceedings in favor of the Company, which recognized PIS and COFINS tax credits (Note 9).
(2)	Includes consolidated amounts of R$1,181,768 e R$1,024,848 for the periods ended September 30, 2024 and 2023, respectively, referring to lease charges (Note 20.c).
(3)	In 2024, includes R$374,271, referring to the reversal of accrued interest on provisions for legal claims as a result of adherence to the Amnesty and Refinancing Program, as a result of adherence to tax amnesty programs, Note 19.b).Note 19.b), .

60

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

28. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

28.a. Balances and transactions with related parties

The main balances of assets and liabilities with related parties arise from transactions with companies related to the controlling group, which were carried out at prices and other commercial conditions as agreed in a contract between the parties and refer to:

a)	Fixed and mobile telephone services, provided to Telefónica Group companies.
b)	Fiber optic network construction consultancy service.
c)	Values referring to installments receivable as a result of the sale of equity interests and capital contributions, as well as the updating of these values.
d)	Shared services, passed on at the cost actually incurred.
e)	Right to use certain software licenses and contracted maintenance and support services.
f)	International transmission infrastructure for various contracted data circuits and connection services.
g)	Adquira Sourcing Platform, an online solution for negotiating the purchase and sale of various types of goods and services.
h)	Cost Sharing Agreement, reimbursement of expenses related to the digital business.
i)	Financial Clearing House Roaming, inflows of funds for payments and receipts arising from the roaming operation.
j)	Data communication services and integrated solutions.
k)	Long-distance calling and international roaming services
l)	Disposal of assets
m)	Brand Fee, for the assignment of use of brand rights.
n)	Rental of buildings, data circuit or infrastructure.
o)	Factoring operations, financing line for services provided by Telefónica Group suppliers.
p)	Contracts for the assignment of rights to use the pipeline network, duct rental services for fiber optics and right-of-way occupation contracts with various highway concessionaires.

As described in Note 30, the Company and its subsidiaries sponsor pension plans and other post-employment benefits for their employees with Visão Prev and Sistel.

Telefônica Corretora de Seguros (“TCS“) acts as an intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

61

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The following table summarizes the consolidated balances with related parties:

		Balance Sheet – Assets
		09.30.2024			12.31.2023
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets	Cash and cash equivalents	Accounts receivable	Other assets
Parent Companies
Telefónica Latinoamerica Holding	d)	—	—	1,834	—	—	26,959
Telefónica	d)	—	—	63	—	—	252
Telefónica Moviles Chile	k)	—	605	—	—	1,425	—
		—	605	1,897	—	1,425	27,211
Other Group companies
Telefonica Global Solutions Participações	a) / d) / f) / j) / n)	—	1,990	358	—	5,128	136
Telefónica Venezolana	d) / k)	—	10,432	3,238	—	9,270	3,238
Telefônica Factoring do Brasil	d) / o)	—	2,522	85	—	1,560	40
Telefónica Global Solutions	e) / f) / k)	—	19,626	—	—	15,746	—
Telefonica Hispanoamérica	d)	—	—	10,876	—	—	7,484
Telefónica Moviles Argentina	j) / k)	—	6,531	—	—	5,886	—
Telfisa Global BV	i)	14,246	—	—	19,474	—	—
Telxius Cable Brasil	a) / d) / f) / l)	—	5,680	472	—	17,545	240
Telefonica Ciberseguranca e Tecnologia do Brasil	a) / d) / e) / n)	—	130	17,245	—	496	10,164
Telefônica Infra	c)	—	—		—	—	156,775
FiBrasil Infraestrutura e Fibra Ótica	a) / b) / e) / n)	—	3,192	46,509	—	6,691	39,188
Telefónica IoT & Big Data Tech	c) / d)	—	—	10,929	—	—	20,012
Other		—	3,838	6,776	—	5,177	3,758
		14,246	53,941	96,488	19,474	67,499	241,035
Total		14,246	54,546	98,385	19,474	68,924	268,246

Current assets
Cash and cash equivalents (Note 3)		14,246	—	—	19,474	—	—
Trade accounts receivable (Note 5)		—	54,546	—	—	68,924	—
Other assets (Note 11)		—	—	77,681	—	—	259,426
Non-current assets
Other assets (Note 11)		—	—	20,704	—	—	8,820

62

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

		Balance Sheet – Liabilities
		09.30.2024		12.31.2023
Companies	Type of transaction	Trade accounts payable	Other liabilities and leases	Trade accounts payable	Other liabilities and leases
Parent Companies
Telefónica Latinoamerica Holding	d)	1,207	—	—	997
Telefónica	d) / m)	27,736	113,992	100,886	110
Telefonica Moviles Chile	k)	1,232	—	451	—
		30,175	113,992	101,337	1,107
Other Group companies
Telefonica Global Solutions Participações	d) / e) / f) / k)	30,875	318	31,475	318
Telefónica Compras Electrónica	g)	32,562	—	25,924	—
Telefónica Innovación Digital	d) / h)	39,782	—	76,682	—
Telefónica Global Technology	e)	48,686	—	16,765	—
Telefónica Global Solutions	e) / f) / j) / k)	69,304	—	45,468	—
Telxius Cable Brasil	d) / f)	45,605	1,572	37,211	1,572
Companhia AIX Participações	p)	2,691	7,851	2,779	31,134
Telefónica IoT & Big Data Tech	h)	28,866	—	27,041	—
Telefonica Ciberseguranca e Tecnologia do Brasil	d) / e)	89,489	—	66,478	164
FiBrasil Infraestrutura e Fibra Ótica	b) / d) / p)	120,422	—	38,922	487
Other		51,720	1,971	39,754	2,023
		560,002	11,712	408,499	35,698
Total		590,177	125,704	509,836	36,805

Current liabilities
Trade accounts payable and other payables (Note 16)		590,177	—	509,836	—
Leases (Note 20)		—	7,851	—	31,134
Other liabilities (Note 22)		—	117,253	—	5,103
Non-current liabilities
Leases (Note 20)		—	—	—	—
Other liabilities (Note 22)		—	600	—	568

63

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

		Statement of income
		Nine-month period ended
		09.30.2024			09.30.2023
Companies	Type of transaction	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result	Operating revenues	Revenues (cost, expenses and other expenses) operating	Financial result
Parent Companies
Telefónica Latinoamerica Holding	d)	—	626	—	—	3,563	(1,983)
Telefónica	d) / m)	230	(393,422)	(24,385)	—	(359,659)	4,672
Telefonica Moviles Chile	k)	1,858	(2,509)	7	1,979	(1,859)	25
		2,088	(395,305)	(24,378)	1,979	(357,955)	2,714
Other Group companies
Telefonica Global Solutions Participações	a) / d) / e) / f) / k) / j) / n)	4,345	(65,150)	(21)	9,919	(75,403)	—
Telefónica Innovación Digital	d) / h)	—	(171,347)	(15,926)	—	(157,902)	7,130
Telefónica Global Technology	e)	—	(56,040)	(1,561)	—	(46,455)	855
Telefónica Global Solutions	e) / f) / j) / k)	31,098	(64,474)	569	36,276	(41,816)	(1,560)
Telxius Cable Brasil	a) / d) / f)	5,927	(182,511)	(4,978)	6,079	(173,593)	2,996
Telefonica Cibersegurança e Tecnologia do Brasil	a) / d) / e) / n)	287	(194,044)	—	618	(148,929)	—
Telefónica IoT & Big Data Tech	c) / d) / h)	—	(91,052)	(1,839)	—	(84,794)	4,994
FiBrasil Infraestrutura e Fibra Ótica	a) / b) / d) / e) / f) / l) / n) / p)	6,308	(286,634)	8,444	6,595	(178,393)	4,079
Telefónica Móveis Argentina	j) / k)	2,221	(4,753)	(399)	1,751	(4,622)	85
Telefónica Del Perú	k)	7,945	(3,178)	129	697	(516)	(20)
Telefónica Venezolana	d) / k)	1	(61)	(5,959)	292	(1,979)	1,528
Other		5,826	(77,738)	2,862	5,138	(52,121)	3,198
		63,958	(1,196,982)	(18,679)	67,365	(966,523)	23,285
Total		66,046	(1,592,287)	(43,057)	69,344	(1,324,478)	25,999

28.b. Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers for the periods ended September 30, 2024 and 2023 totaled R$48,975 and R$43,458, respectively. This includes R$27,263 (R$23,169 on September 30, 2023) for salaries, benefits and social charges and R$21,712 (R$20,289 on September 30, 2023) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses.

In the periods ended September 30, 2024 and 2023, the Directors and Officers did not receive any pension, retirement or similar benefits.

29. SHARE-BASED PAYMENT PLANS

The Company's parent company, Telefónica, maintains different compensation plans based on the quoted value of its shares (Talent for the Future Share Plan (“TFSP“) and Performance Share Plan (“PSP“), which were also offered to directors and employees of its subsidiaries, including the Company and its subsidiaries.

The details of the plans in force on September 30, 2024, are the same as those disclosed in the explanatory Note 30) Share-Based Payment Plans, as disclosed in the financial statements for the year ended December 31, 2023.

64

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The main plans in effect on September 30, 2024, are detailed below:

•	Talent for the Future Share Plan (“TFSP“), for your Senior Managers, Managers and Specialists at a global level:

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 112 active executives, with the potential right to receive 238,000 Telefónica shares.

Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 154 active executives, with the potential right to receive 307,500 Telefónica shares.

Cycle 2024-2026 (January 1, 2024 to December 31, 2025): with 147 active executives, with the potential right to receive 271,500 Telefónica shares.

•	Performance Share Plan (“PSP“), for its Vice Presidents and Directors globally:

Cycle 2022-2024 (January 1, 2022 to December 31, 2024): with 88 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive 760,373 Telefónica shares.

Cycle 2023-2025 (January 1, 2023 to December 31, 2025): with 106 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive 982,606 Telefónica shares.

Cycle 2024-2026 (January 1, 2024 to December 31, 2026): with 113 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive 1,060,636 Telefónica shares.

•	Performance Share Plan (“PSP VIVO“), for its Vice Presidents and Directors at the local level:

Cycle 2022-2024: (January 1, 2022 to December 31, 2024): with 88 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive the value corresponding to 386,283 shares of the Company.

Cycle 2023-2025: (January 1, 2023 to December 31, 2025): with 103 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive the amount corresponding to 454,868 shares of the Company.

Cycle 2024-2026: (January 1, 2024 to December 31, 2026): with 112 active executives (including 5 executives appointed under the Bylaws) of the Company, having the potential right to receive the amount corresponding to 417,841 shares of the Company.

On September 30, 2024 and December 31, 2023, the consolidated liability balances of the share compensation plans were R$115,891 and R$154,689 (Note 15), respectively, including taxes.

65

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

30. PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and the related benefits by type are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare – Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brazil and Cloud Co Brazil
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog, TIS, IoTCo Brazil and Cloud Co Brazil

The details of these plans are the same as in Note 31) Pension Plans and Other Post-Employment Benefits, as disclosed in the financial statements for the year ended December 31, 2023.

66

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The changes in consolidated balances of the surplus and deficit plans were as follows:

	Consolidated
	Plans with surplus	Plans with deficit	Total
Balance on December 31, 2022	4,161	(769,816)	(765,655)
Current service cost	(836)	(7,508)	(8,344)
Net interest on net defined benefit liabilities/assets	342	(56,388)	(56,046)
Contributions and benefits paid by the employers	765	21,146	21,911
Effects on comprehensive results	89,130	—	89,130
Distribution of reserves	(15,031)	—	(15,031)
Balance on September 30, 2023	78,531	(812,566)	(734,035)
Current service cost	(29)	(2,753)	(2,782)
Net interest on net defined benefit liabilities/assets	114	(18,796)	(18,682)
Contributions and benefits paid by the employers	12	(2,803)	(2,791)
Effects on comprehensive results	3,153	(240,165)	(237,012)
Distribution of reserves	(7,733)	—	(7,733)
Balance on December 31, 2023	74,048	(1,077,083)	(1,003,035)
Current service cost	(867)	(12,516)	(13,383)
Net interest on net defined benefit liabilities/assets	5,042	(73,922)	(68,880)
Contributions and benefits paid by the employers	842	24,328	25,170
Distribution of reserves	(24,528)	—	(24,528)
Balance on September 30, 2024	54,537	(1,139,193)	(1,084,656)

Balance on December 31, 2023
Current assets	30,673	—	30,673
Non-current assets	43,375		43,375
Current liabilities	—	(31,588)	(31,588)
Non-current liabilities	—	(1,045,495)	(1,045,495)

Balance on September 30, 2024
Current assets	33,916	—	33,916
Non-current assets	20,621	—	20,621
Current liabilities	—	(31,588)	(31,588)
Non-current liabilities	—	(1,107,605)	(1,107,605)

31. FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

31.a. Derivative transactions

The Company's contracts derivative financial instruments mainly to protect from exchange rate risks arising from assets and liabilities in foreign currency and protection against the risk of variation in inflation of commercial leases indexed to the IPCA. There are no derivative financial instruments for speculation purposes and possible effects from exchange rate risks are hedged.

67

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The Company maintains internal controls in relation to its derivative financial instruments which, in Management's opinion, are adequate to control the risks associated with each market operating strategy. The results obtained by the Company in relation to its derivative financial instruments demonstrate that management's risk management has been carried out appropriately.

As long as these derivative financial instrument contracts are qualified as hedge accounting, the covered risk can also be adjusted to fair value, offsetting the result of the derivative financial instruments, in accordance with the hedge accounting rules. This hedge accounting applies to both financial liabilities and probable foreign currency cash flows.

Derivative financial instrument contracts have specific clauses for penalties in case of breach of contract. The breach of contract provided for in agreements made with financial institutions is characterized by non-compliance with a contractual clause, resulting in early termination of the contract.

On September 30, 2024 and December 31, 2023, the Company held no embedded derivatives contracts.

31.a.1. Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of the positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from the currency's coupon-rate yield curves.

The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

68

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

	Company / Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Swap contracts
Assets position	878,877	820,298	85,828	85,288
Foreign Currency	575,490	609,794	—	256
US$(1)	395,489	369,544	—	27
EUR(1)	180,001	125,848	—	229
NDF US$(3)	—	114,402	—	—

Floating rate	260,619	172,471	1,428	1,952
CDI(1)	215,628	172,471	1,189	1,952
Euribor(4)	44,991	—	239	—

Inflation rates	42,768	38,033	84,400	83,080
IPCA(2)	42,768	38,033	84,400	83,080

Liabilities position	(878,877)	(820,298)	(103,166)	(94,703)
Floating rate	(663,249)	(533,425)	(102,294)	(93,805)
CDI(1)(2)	(663,249)	(533,425)	(102,294)	(93,805)

Fixed rate	—	(114,402)	—	(898)
NDF US$(3)	—	(114,402)	—	(898)

Foreign Currency	(215,628)	(172,471)	(872)	—
US$(1)	(161,144)	(169,247)	(366)	—
EUR(1)	(54,484)	(3,224)	(506)	—

	Long position		8,100	85,288
	Current		7,861	8,336
	Non-current		239	76,952

	Short position		(25,438)	(94,703)
	Current		(8,399)	(6,948)
	Non-current		(17,039)	(87,755)
	Amounts payable, net		(17,338)	(9,415)

(1)	Foreign currency swap (euro and CDI x euro) (R$125,517) and (US dollar and CDI x US dollar) (R$234,345) – swap operations contracted with maturities until November 22, 2024, with the objective of protecting against exchange variation risks of net amounts payable (book value of R$2294 payable and R$4916 payable, respectively).
(2)	Swap IPCA x CDI (R$42,768) – swap operations contracted with maturities in 2033 with the objective of protecting against the risk of variation of the IPCA (book value of R$10,367 payable).
(3)	Contracted forward operations (NDF dollar x R$), ending on June 11, 2024, its objective was to protect against risks of exchange rate variation in service contracts.
(4)	EURIBOR x CDI Swap (R$44,991) – swap transactions contracted with maturities in 2027 with the objective of protecting against the risk of variation in the EURIBOR (book value of R$239 receivable).

69

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

Swaps maturing after September 30, 2024, are as follows:

	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 06.30.2024
IPCA x CDI	6,672	5,467	4,407	4,391	3,963	(35,267)	(10,367)
Euribor x CDI	—	—	239	—	—	—	239
Foreign currency x CDI	(7,527)	—	—	—	—	—	(7,527)
CDI x Foreign Currency	317	—	—	—	—	—	317
Total	(538)	5,467	4,646	4,391	3,963	(35,267)	(17,338)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

In the periods ended September 30, 2024 and 2023, derivative financial instruments generated positive and negative consolidated net results of R$16,327 and R$110,510, respectively (Note 27.).

31.a.2. Sensitivity analysis of the Company's risk variables

Publicly-held companies must disclose a sensitivity analysis table for each type of market risk considered relevant by Management, arising from financial instruments, to which the entity is exposed at the closing date of each period, including all operations with derivative financial instruments.

Each financial instrument derivative transaction was assessed, and assumptions included a probable base scenario and a further two stressed scenarios that could adversely impact the Company.

For the probable base scenario, at the maturity dates for each of the transactions, the market rates sourced from B3 yield curves (currencies and interest rates) were used plus data from the IBGE, Central Bank, FGV, among others. In the probable scenario, there is no impact on the fair value of the above-mentioned derivatives. For scenarios II and III, as per the CVM rule, risk variables were stressed by 25% and 50%, respectively.

70

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, other scenarios are not applicable. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on September 30, 2024.

		Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (assets position)	Derivatives (depreciation risk EUR)	122,685	153,356	184,027
Payables in EUR	Debt (appreciation risk EUR)	(131,934)	(164,918)	(197,902)
Receivables in EUR	Debt (depreciation risk EUR)	9,530	11,913	14,295
	Net Exposure	281	351	420

Hedge (assets position)	Derivatives (depreciation risk US$)	230,155	287,694	345,232
Payables in US$	Debt (appreciation risk US$)	(355,674)	(444,593)	(533,512)
Receivables in US$	Debt (depreciation risk US$)	125,537	156,922	188,306
	Net Exposure	18	23	26

Hedge (assets position)	Derivatives (risk of decrease in IPCA)	33,134	20,283	6,899
Debt in IPCA	Debt (risk of increase in IPCA)	(33,134)	(20,283)	(6,899)
	Net Exposure	—	—	—

Hedge (assets position)	Derivatives (depreciation risk Euribor)	239	298	448
OPex em US$	Debt Euribor	(239)	(298)	(448)
	Net Exposure	—	—	—

Hedge (CDI position)
Hedge US$ and EUR (liabilities position)	Derivatives (risk of decrease in CDI)	872	891	898
Hedge IPCA (liabilities position)	Derivatives (risk of increase in CDI)	(43,501)	(54,376)	(65,251)
	Net Exposure	(42,629)	(53,485)	(64,353)

Total net exposure in each scenario		(42,330)	(53,111)	(63,907)

Net effect on changes in current fair value		—	(10,781)	(21,577)

The fair values shown in the table above are based on the portfolio position on September 30, 2024, but do not contemplate other changes to market variables which are constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The assumptions used by the Company for the sensitivity analysis on September 30, 2024, were as follows:

71

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.4305	6.7881	8.1458
EUR	6.0146	7.5182	9.0218
IPCA	4.48%	5.63%	6.79%
IGPM	4.53%	5.69%	6.87%
CDI	10.65%	13.48%	16.39%
Euribor	3.20%	4.01%	4.83%

31.b. Fair value

The Company and its subsidiaries use adequate valuation techniques in the circumstances and for which there is sufficient data to measure the fair value, which maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole: (i) Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities; (ii) Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and (iii) Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers of fair value assessments between the levels mentioned.

For fair value disclosure purposes, the Company and its subsidiaries determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

The tables below present the composition and classification of financial assets and liabilities on September 30, 2024, and December 31, 2023.

72

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

			Company
			Book value		Fair value
	Classification by category	Fair value hierarchy	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Financial Assets
Current
Cash and cash equivalents (Note 3)	1		6,317,429	4,031,235	6,317,429	4,031,235
Financial investments (Note 4)	1		—	1,148	—	1,148
Trade accounts receivable (Note 5)	1		8,790,788	8,944,992	8,790,788	8,944,992
Derivative transactions (Note 31.a)	2	Level 2	7,861	8,107	7,861	8,107
Sale of real estate and other receivables (Note 11)	1		76,910	106,223	76,910	106,223
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		41	—	41	—
Related-party receivables (Note 11)	1		88,067	261,015	88,067	261,015

Non-current
Financial investments (Note 4)	1		31,931	36,154	31,931	36,154
Trade accounts receivable (Note 5)	1		295,984	351,036	295,984	351,036
Derivative transactions (Note 31.a)	3	Level 2	—	76,952	—	76,952
Sale of real estate and other receivables (Note 11)	1		55,575	51,129	55,575	51,129
Loan agreement with subsidiary CloudCo Brasil (Note 11)	1		45,009	—	45,009	—
Related-party receivables (Note 11)	1		20,634	8,756	20,634	8,756
Total financial assets			15,730,229	13,876,747	15,730,229	13,876,747

Financial Liabilities
Current
Trade accounts payable, net (Note 16)	1		9,442,441	7,935,069	9,442,441	7,935,069
Loans and financing (Note 20.a)	1		—	—	—	—
Leases (Note 20.a)	2	Level 2	4,257,032	3,873,697	4,257,032	3,873,697
Debentures (Note 20.a)	1		1,587,933	221,589	1,587,933	221,589
5G Licenses (Note 20.a)	1		61,621	351,291	61,621	351,291
Tax Amnesty and Refinancing Program (Note 20.a)	1		128,845	—	128,845	—
Derivative transactions (Note 31.a)	2	Level 2	7,775	6,050	7,775	6,050
Derivative transactions (Note 31.a)	3	Level 2	—	898	—	898
Obligations payable to ANATEL (Note 22)	1		138,273	99,884	138,273	99,884
Reduction of capital of the Company (Note 22)	1		38,721	—	38,721	—
Amounts to be refunded to customers (Note 22)	1		134,409	123,302	134,409	123,302
Liabilities with related parties (Note 22)	1		117,717	6,782	117,717	6,782

Non-current
Leases (Note 20.a)	2	Level 2	9,723,943	9,719,732	9,723,943	9,719,732
Debentures (Note 20.a)	1		2,000,000	3,500,000	2,000,000	3,500,000
5G Licenses (Note 20.a)	1		985,949	949,395	985,949	949,395
Tax Amnesty and Refinancing Program (Note 20.a)	1		330,557	—	330,557	—
Derivative transactions (Note 31.a)	2	Level 2	17,039	87,755	17,039	87,755
Obligations payable to ANATEL (Note 22)	1		874,785	829,636	874,785	829,636
Liabilities with related parties (Note 22)	1		812	2,333	812	2,333
Total financial liabilities			29,847,852	27,707,413	29,847,852	27,707,413

73

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

			Consolidated
			Book value		Fair value
	Classification by category	Fair value hierarchy	09.30.2024	12.31.2023	09.30.2024	12.31.2023
Financial Assets
Current
Cash and cash equivalents (Note 3.)	1		6,798,719	4,358,276	6,798,719	4,358,276
Financial investments (Note 4.)	1		—	1,148	—	1,148
Trade accounts receivable (Note 5.)	1		9,195,715	9,318,077	9,195,715	9,318,077
Derivative transactions (Note 31.a.)	2	Level 2	7,861	8,336	7,861	8,336
Sale of real estate and other receivables (Note 11.)	1		76,910	106,223	76,910	106,223
Related-party receivables (Note 11.)	1		77,681	259,426	77,681	259,426

Non-current
Financial investments (Note 4.)	1		32,137	36,169	32,137	36,169
Trade accounts receivable (Note 5.)	1		329,857	351,036	329,857	351,036
Derivative transactions (Note 31.a.)	2	Level 2	239	76,952	239	76,952
Sale of real estate and other receivables (Note 11.)	1		55,575	51,129	55,575	51,129
Related-party receivables (Note 11.)	1		20,704	8,820	20,704	8,820
Total financial assets			16,595,398	14,575,592	16,595,398	14,575,592

Financial Liabilities
Current
Trade accounts payable, net (Note 16.)	1		9,742,807	8,169,945	9,742,807	8,169,945
Loans and financing (Note 20.a.)	1		—	—	—	—
Leases (Note 20.a.)	2	Level 2	4,257,608	3,877,090	4,257,608	3,877,090
Debentures (Note 20.a.)	1		1,587,933	221,589	1,587,933	221,589
5G Licenses (Note 20.a.)	1		61,621	351,291	61,621	351,291
Liabilities for the acquisition of a company (Note 20.a.)	1		22,002	25,690	22,002	25,690
Tax Amnesty and Refinancing Program (Note 20.a.)	1		128,845	—	128,845	—
Derivative transactions (Note 31.a.)	2	Level 2	8,399	6,050	8,399	6,050
Derivative transactions (Note 31.a.)	3	Level 2	—	898	—	898
Obligations payable to ANATEL (Note 22.)	1		138,273	99,884	138,273	99,884
Reduction of capital of the Company (Note 22)	1		38,721	—	38,721	—
Amounts to be refunded to customers (Note 22.)	1		136,564	124,533	136,564	124,533
Liabilities with related parties (Note 22.)	1		117,253	5,103	117,253	5,103

Non-current
Leases (Note 20.a.)	2	Level 2	9,720,642	9,718,949	9,720,642	9,718,949
Debentures (Note 20.a.)	1		2,000,000	3,500,000	2,000,000	3,500,000
5G Licenses (Note 20.a.)	1		985,949	949,395	985,949	949,395
Liabilities for the acquisition of a company (Note 20.a.)	1		44,240	63,198	44,240	63,198
Tax Amnesty and Refinancing Program (Note 20.a.)	1		330,557	—	330,557	—
Derivative transactions (Note 31.a.)	2	Level 2	17,039	87,755	17,039	87,755
Other creditors (Note 20.a.)	1		108,804	30,025	108,804	30,025
Obligations payable to ANATEL (Note 22.)	1		874,785	829,636	874,785	829,636
Liabilities with related parties (Note 22.)	1		600	568	600	568
Total financial liabilities			30,322,642	28,061,599	30,322,642	28,061,599

Classification by category

(1)	Amortized cost
(2)	Measured at fair value through profit or loss
(3)	Measured at fair value through OCI

74

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

31.c. Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. In seeking such equilibrium, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. For the period ending in September 30, 2024, there were no changes in capital structure objectives, policies or processes.

The Company includes in the net debt structure the balances of loans, financing, debentures, leases, 5G licenses, contractual retention and contingent liabilities arising from the acquisition of Companies, tax amnesty programs, other creditors and derivative financial instruments, less cash and equivalents cash and accounts receivable from credit rights (FIDC Vivo Money).

31.d. Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

31.d.1. Currency Risk

The Company is exposed to the foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may reduce receivables or increase payables depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate changes on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$42,379 thousand, €20,278 thousand and £74 thousand paid by September 30, 2024, and US$33,796 thousand, €18,409 thousand and £66 thousand paid by December 31, 2023) to mitigate its foreign exchange risks.

31.d.2. Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$6,749,772 and R$4,289,932 on September 30, 2024, and December 31, 2023, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

75

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

31.d.3. Liquidity Risk

Liquidity risk consists of the possibility that the Company might not have sufficient funds to meet its commitments due to the different timing and settlement terms of its rights and obligations.

The Company structures the maturities of financial instruments so as not to affect their liquidity.

The Company's cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, are sufficient to meet scheduled commitments in to mitigate liquidity risk.

The maturity profile of consolidated financial liabilities includes future principal and interest amounts up to the maturity date. For fixed rate liabilities, interest was calculated based on the indices established in each contract. For floating rate liabilities, interest was calculated based on the market forecast for each period.

31.d.4. Credit Risk

The credit risk arises from the possibility that the Company may incur losses resulting from the difficulty in receiving billed amounts related to the provision of services and the sale of handsets and equipment to its B2C and B2B customers, in addition to the sale of handsets and pre-activated prepaid cards to the distributor network.

Credit risk with accounts receivable is diversified and minimized through strict control of the customer base and constant risk analysis. The Company constantly monitors the level of accounts receivable and limits the risk of overdue accounts by cutting off access to the telephone line if the invoice is past due. For the prepaid mobile customer base, which requires advance loading, there is no credit risk. Exceptions are made for emergency services that must be maintained for reasons of national security or defense.

Credit risk on sales of pre-activated prepaid handsets and cards is managed through a prudent policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit ratings of financial counterparties.

31.d.5. Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that govern environmental licenses and registrations, protection of fauna and flora, atmospheric emissions, waste management and remediation of contaminated areas, among others. If the Company or its business partners are unable to comply with current and future legal requirements, or identify and manage new or existing environmental liabilities, it will have to incur significant costs, which include investigation and remediation costs, indemnities, compensation, adjustment of conduct, fines, suspension of activities and other penalties, investments to improve facilities or change operations, in addition to damage to the Company's reputation in the market.

76

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The identification of new relevant environmental issues, changes in assessment criteria by regulatory agencies, entry into force of more restrictive laws and regulations or other unforeseen events may result in significant environmental liabilities and their respective costs. The occurrence of any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition. According to article 75 of Law No. 9,605/1998, the maximum fine for non-compliance with the environmental law is R$50,000 plus losses related to embargoes or administrative sanctions, in addition to indemnities and repairs for damages caused to the environment.

Climate change represents a series of potential systemic (environmental, financial and socioeconomic) risks for telecommunications operators, such as the Company, both from a regulatory and physical point of view. The increase in the intensity and frequency of extreme events, such as precipitation, cyclones, floods and fires, may damage, suspend or interrupt the Company's transmission operations for an indefinite period. If a succession of serious natural disasters occurs, the Company may not have sufficient resources to repair its infrastructure in a timely and economical manner.

In a simulation, an increase in temperature directly affected the operational conditions of the Company's network equipment, causing failures, accelerated wear and loss of assets and, therefore, increases in the risks of service interruptions. Cooling equipment essential for the Company's operation. Therefore, global warming may also increase the need for cooling with higher energy use and operating costs.

The telecommunications sector is not especially dependent on fossil fuels, but it is very dependent on electricity consumption for its networks, so that an increase in electricity prices due to the scarcity of natural resources could have a significant impact on the Company's related operating expenses. The estimated economic impact of this risk is classified as substantive in the horizon of 2030.

To manage climate risks, the Company encourages energy efficiency programs and plans for renewable energy and distributed energy generation. It also has a dedicated business continuity area, guided by the Global Business Continuity Regulation (“GBC“), which prescribes the preventive risk management, ensuring the resilience of its operations from possible interruption.

31.d.6. Risks Relating to the Brazilian Telecommunications Industry and the Company

The Company's business is subject to extensive regulation, including any regulatory changes that may occur during the terms of the concession agreements and the Company's authorizations to provide telecommunication services in Brazil. ANATEL, oversees, among other matters: industry policies and regulations; licensing (including licensing of spectrum and bidding processes); fees and tariffs; competition, incentives and competitive aspects (including the Company's ability to grow by acquiring other telecommunications businesses); service, technical and quality standards; consumer rights; penalties and other sanctions related to interconnection and agreements; in addition to related obligations to the universalization of services.

77

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

The Brazilian telecommunications regulatory framework is continuously evolving. The interpretation and enforcement of regulations, the assessment of compliance with regulations and the flexibility of regulatory authorities are all marked by uncertainty. The Company operates under authorizations and a concession from the Brazilian government, and the ability to maintain these authorizations and concession is a precondition to the Company's success. However, because of the changing nature of the Brazilian regulatory framework, the Company cannot guarantee that ANATEL will not adversely modify the terms of the Company's authorizations and/or licenses. Accordingly, the Company's operating authorizations and licenses, must meet specific requirements and maintain minimum quality, coverage and service standards. Any failure to comply with these requirements may result in the imposition of fines, penalties and/or other regulatory responses, including the termination of the Company's operating authorizations and concession. Any partial or total termination of any of the Company's operating authorizations and licenses or the Company's concession would have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

In recent years, ANATEL has reviewed and introduced regulatory changes, especially regarding competition measures and interconnection fees charged among local providers of telecommunications services. Asymmetric competition measures may include regulations aimed at rebalancing markets where one participant has significantly different market share over other competitors. The adoption of disproportionately asymmetric measures could have a material adverse effect on the Company's business, financial condition, revenues, results of operations and prospects.

Under ANATEL's regulatory agenda for the 2023-2024 biennium, the revision of the General Competition Targets Plan (“PGMC”), approved by the Resolution no. 600, of November 8, 2012 and updated by Resolution no. 694, of July 17, 2018, which concentrates, in a single normative instrument, a set of specific measures aims at promoting competition and establishes the milestones for future reassessments of the performance of sectoral competition. This review, which takes place every four years and began with the publication of public consultation no. 64, of November 6, 2023, is dedicated to the reassessment of relevant markets in the sector, asymmetric regulatory measures and power holders of Significant Market (“PMS”), previously established by the regulation itself. The expectation, as indicated in the proposed Regulatory Agenda for the 2025-2026 biennium (under discussion in Public Consultation No. 46, of September 11, 2024), is that the new PGMC will be published in the first half of 2025. As previously mentioned, also in November 2023, ANATEL submitted for public consultation the revision of the Spectrum Use Regulation (“RUE”), approved by Resolution No. 671, of November 3, 2016. The new wording proposed by ANATEL includes, among other changes, new rules for granting authorizations for the use of spectrum on a secondary basis, in addition to changes in the procedures for assessing the efficient use of spectrum by ANATEL. The expectation, as indicated in the aforementioned proposed Regulatory Agenda for the 2025-2026 biennium, is that the new RUE will be published in the first half of 2025.

Complementing the PGMC review, UPI's recent acquisition of the mobile assets of OI Móvel S.A. by the three largest operators in the Brazilian SMP market (Vivo, Claro and TIM), raised competition concerns by ANATEL and CADE, which imposed regulatory remedies in order to promote competitive conditions in the markets, among which: (i) Reference Offer in the Relevant National Roaming Market; (ii) Reference Offer for developing Personal Mobile Service – SMP through Virtual Network MVNO – (“ORPA de MVNO”); (iii) Offer of Temporary and Onerous Assignment of Radio Frequency Use Rights; and (iv) Industrial Network Exploration Offer.

Regarding the Reference Offer, of Wholesale National Roaming Products (“National Roaming ORPA”), the regulatory remedy uses as a basis the reference values approved and calculated by ANATEL, based on a new methodology to study the roaming market cost model (LRIC + bottom-up model – Act No. 8822/2022). As a result of the change in the methodology used, the new reference values show a significant reduction when compared to the reference values previously in force (FAC-HCA top-down model – Act No. 9157/2018).

78

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

As to the Offers, as mentioned above, specifically the MVNO ORPA and the National Roaming ORPA (“ORPAs”), these were being debated within the scope of ANATEL for the following concepts: (i) Requirement of Exclusivity of Contracting Companies: ANATEL decided, for MVNO LTRO, that the exclusivity requirement violates Res. 550/2010 and therefore cannot be maintained as a condition. For the Roaming LTRO, exclusivity may only be required in cases of contracting (a) National Roaming under an Industrial Exploration regime and (b) conventional National Roaming (transitional use) only on the 5GSA network; and (ii) Collection of Minimum Monthly Deductible: ANATEL decided that in both LTROs the minimum monthly deductible cannot be charged for a period of 05 (five) years.

The Company currently has contracts signed with the possibility of charging the minimum monthly franchise both in the National Roaming market and in the MVNO market, so that current contracts, depending on the contracting companies, can be migrated to the new updated offers.

Generally, the adoption of disproportionately asymmetric measures and the prospect of adoption, by ANATEL, of concepts, prices and remuneration models may impact on remuneration and costs, causing considerable harm to the business, financial condition, revenues, results operations and prospects of the Company.

As to the interconnection fees, an important part of the Company's revenue and cost bases, these are charged among telecommunications service providers in order to allow and remunerate the interconnected use of their networks. To the extent that changes to the rules governing interconnection fees reduce the fees of the Company or its ability to collect such fees, the Company's businesses, financial condition, revenues, results of operations and prospects could be adversely affected.

In addition, the Company is also subject to changes in rules and regulations aimed at preserving the rights of consumers of telecommunications services. In this sense, it should be added that ANATEL published, in November 2023, the new General Regulation on Consumer Rights (“RGC”), through Resolution No. 765/2023, which will replace Resolution No. 632/2014. This new Regulation changes some provisions in a more relevant way, such as the way telecommunications service offers are made and the rules for blocking due to default, in addition to updating/modernizing some service rules.

Therefore, the Company's business, results of operations, revenues and financial conditions could be negatively affected by the actions of the Brazilian authorities, including, in particular, the following: the introduction of new or less flexible operational and/or service requirements; the granting of operating licenses in the Company's areas; limitations on interconnection fees the Company can charge to other telecommunications service providers; imposition of significant sanctions or penalties for failure to comply with regulatory obligations; delays in the granting of, or the failure to grant, approvals for rate increases; and antitrust limitations imposed by ANATEL and CADE.

Finally, there is also the risk that the Company will not be successful in future tenders to be carried out by ANATEL regarding the acquisition of new authorizations for the use of radio frequencies. The Board of Directors of ANATEL, through Ruling No. 148/2024, determined that ANATEL's Superintendencies adopt the necessary measures for the publication, by December 31, 2025, of a new Notice for the bidding procedure regarding to the 700 MHz subband. Therefore, there is an expectation that a new tender will be held for this subband in 2025. As indicated by ANATEL through Resolution No. 757/2022, it is expected that ANATEL will hold new auctions by 2028, for the 850 MHz sub-band, and before 2032, for the 900 MHz and 1800 MHz sub-bands.

79

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

31.d.7. Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, is to contract insurance coverage for all significant assets and liabilities of high-risk based on Management's judgment and following Telefónica corporate program guidelines.

On September 30, 2024, the maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective total R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

The independent auditors' scope of work does not cover reviewing the sufficiency of the insurance coverage, which was determined by the Company's Management and which it considers sufficient to cover potential claims.

31.d.8. Compliance

The Company is subject to compliance with Brazilian legislation related to combating corruption, in particular Law No. 12,846/2013 and Decree No. 11,129/2022, as well as foreign legislation in the jurisdictions in which it operates as a securities issuer and securities, more specifically the US Foreign Corrupt Practice Act – FCPA of 1977.

Violations of legislation aimed at combating corruption may result in financial penalties, damage to reputation and other legal consequences that may negatively affect the Company's activities, the results of its operations or its financial condition.

The Company has internal policies and procedures designed to prevent, detect and remedy non-compliance with these laws by the Company's directors, officers, partners, executives, representatives and service providers and develops and implements initiatives to ensure continuous improvement of its Compliance Program, through a robust organizational and governance structure that guarantees operations based on ethics, transparency and respect for applicable laws and regulations.

As a result of its commitment to maintaining a robust Compliance Program, since 2020 the Company has obtained the DSC 10,000 certification annually, currently valid until December 14, 2024. In 2024, the Company was also recognized at the first edition of the Leaders League Compliance Summit & Awards Brazil for having the best Compliance department in Telecom and Technology and, in 2023, it was recognized as a Pro Ética company, an initiative of the Comptroller General of the Union (“CGU”) and the Ethos Institute to encourage the voluntary adoption of integrity measures by companies and, thus, recognize those that are committed to implementing actions aimed at preventing, detecting and remediating acts of corruption and fraud.

80

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

32. SUPPLEMENTAL CASH FLOW INFORMATION

The following is a reconciliation of the consolidated cash flow financing activities for the six months ended September 30, 2024, and 2023.

	Consolidated
		Cash flows from financing activities		Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2023	Entries	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Interim and unclaimed dividends and interest on equity	Balance on September 30, 2024
Interim dividends and interest on equity	2,247,884	—	(1,821,575)	—	—	—	1,570,199	1,996,508
Financing - Other creditors	30,025	83,084	—	(6,814)	6,325	—	—	112,620
Leases	13,596,039	—	(2,151,962)	(1,153,390)	1,181,768	2,505,795	—	13,978,250
Debentures	3,721,589	—	—	(443,422)	309,766	—	—	3,587,933
Financing - Liabilities for the acquisition of a company	88,888	—	(22,927)	(3,862)	4,143	—	—	66,242
Financing - 5G Licences	1,300,686	—	(285,250)	(2,241)	34,375	—	—	1,047,570
Financing - Tax Refinancing and Amnesty Program	—	—	(38,018)	(829)	13,595	484,654	—	459,402
Derivative financial instruments	9,415	—	25,084	3,462	(20,623)	—	—	17,338
Total	20,994,526	83,084	(4,294,648)	(1,607,096)	1,529,349	2,990,449	1,570,199	21,265,863

	Consolidated
		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on December 31, 2022	Write-offs (payments)	Write-offs (payments)	Financial charges, foreign exchange variation	Additions (cancellations) of leases contracts and supplier financing	Business combination	Interim and unclaimed dividends and interest on equity	Balance on September 30, 2023
Interim dividends and interest on equity	3,187,417	(3,503,590)	—	—	—	—	2,091,577	1,775,404
Financing - Loans and Other Creditors	1,073,090	(1,056,060)	(33,486)	16,456	—	—	—	15,000
Leases	12,032,603	(1,833,934)	(944,390)	1,024,848	2,151,126	—	—	12,430,253
Debentures	3,736,833	—	(501,764)	372,937	—	—	—	3,608,006
Financing - Liabilities for the acquisition of a company	615,299	(24,038)	(4,973)	(518,243)	—	25,815	—	93,860
Financing - 5G Licences	1,843,971	(285,250)	(17,882)	66,477	—	—	—	1,607,316
Derivative financial instruments	6,118	(99,640)	(5,479)	117,232	—	—	—	18,231
Total	22,495,331	(6,802,512)	(1,507,974)	1,079,707	2,151,126	25,815	2,091,577	19,548,070

33. CONTRACTUAL COMMITMENTS AND GUARANTEES

33.a. Contractual commitments

The Company has unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

81

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

September 30, 2024, the total consolidated nominal values equivalent to the full contract period were:

Periods	Consolidated
1 to 12 months	1,086,367
13 to 24 months	755,606
25 to 36 months	420,350
37 to 48 months	292,096
49 to 60 months	256,812
From 61 months	276,662
Total(1)	3,087,893

(1)	Includes R$492,841, referring to contracts for the provision of security services with Telefónica Cybersecurity Tech, S.L.U. (“CyberCo”) and its subsidiaries, companies of the Telefónica Group.

33.b. Guarantees

On September 30, 2024, the Company had guarantees for several commitments with ANATEL, suppliers and legal proceedings:

Consolidated
Insurance of guarantee(1)	28,332,812
Letters of guarantee (Note 31.d.4.)	6,220,474
Judicial deposits and garnishments (Note 10.)	2,960,700
Property and equipment (Note 13.d.)	106,876
Restricted financial investments – Legal proceedings (Note 4.)	32,137
Total	37,652,999

(1)	Refer to amounts of insurance contracted to ensure the continuity of the discussion of lawsuits (note 19).

34. SUBSEQUENT EVENTS

34.a. Closing of the acquisition of IPNET and IPNET USA

The Company, following of the Notice to the Market disclosed on July 22, 2024, informs its shareholders and the market in general that, on October 1, 2024 that its subsidiary CloudCo entered into the Closing Agreement and concluded the acquisition of all the shares issued by IPNET and IPNET USA, for the amount of up to R$230 million, subject to meeting certain operational and financial metrics (note 1.c.6).

34.b. Investments by Vivo Ventures Fund (“VV”)

On October 18, 2024, VV acquired a minority equity interest in AGL Holding, the owner of Agrolend Sociedade de Crédito, Financiamento e Investimentos S.A. (“Agrolend”), equivalent to 0.9% of Agrolend’s total share capital (on a fully diluted basis), through a contribution of US$1,550 thousand, which will be made within 20 business days from the signing of the definitive documents.

The acquisition value, therefore, is not considered material to VV or the Company. The Transaction is not subject to price adjustments, nor to the satisfaction of conditions precedent for its consummation.

82

Telefônica Brasil S.A.	(A free translation of the original in Portuguese)
NOTES TO THE INDIVIDUAL COMPANY AND CONSOLIDATED QUARTERLY INFORMATION
Nine-month period ended September 30, 2024
(In thousands of Reais, unless otherwise stated)

Agrolend is an agricultural fintech that provides credit to small and medium-sized rural producers in Brazil, to finance the development of agricultural production and encourage investment in inputs, equipment and technology that increase the productivity and profitability of producers. The fintech provides millions of Reais in credit to farmers annually and has the potential to boost the Company's product offering to this market, providing connectivity and solutions for better field management.

This is the sixth investment made by VV since its creation in April 2022. The investment in Agrolend reinforces the Company's presence as a hub for digital services, by advancing innovative solutions.

83

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 8, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director